Brookfield Property Partners L.P.

Condensed consolidated financial statements (unaudited)
As at June 30, 2018 and December 31, 2017 and
for the three and six months ended June 30, 2018 and 2017

Brookfield Property Partners L.P.
Condensed Consolidated Balance Sheets

Unaudited		As at
(US$ Millions)	Note	Jun. 30, 2018	Dec. 31, 2017
Assets
Non-current assets
Investment properties	4	$53,045	$51,357
Equity accounted investments	5	19,462	19,761
Participating loan interests	6	521	517
Property, plant and equipment	7	6,774	5,457
Goodwill	8	1,112	1,079
Intangible assets	9	1,205	1,188
Other non-current assets	10	1,078	898
Loans and notes receivable		163	178
Total non-current assets		83,360	80,435
Current assets
Loans and notes receivable		44	7
Accounts receivable and other	11	1,420	981
Cash and cash equivalents		1,600	1,491
Total current assets		3,064	2,479
Assets held for sale	12	1,547	1,433
Total assets		$87,971	$84,347

Liabilities and equity
Non-current liabilities
Debt obligations	13	$33,754	$30,749
Capital securities	14	2,946	2,839
Other non-current liabilities	16	871	918
Deferred tax liabilities		2,586	2,888
Total non-current liabilities		40,157	37,394
Current liabilities
Debt obligations	13	5,597	6,135
Capital securities	14	1,323	1,326
Accounts payable and other liabilities	17	3,508	3,052
Total current liabilities		10,428	10,513
Liabilities associated with assets held for sale	12	924	1,316
Total liabilities		51,509	49,223

Equity
Limited partners	18	7,687	7,395
General partner	18	6	6
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partnership units	18,19	14,755	14,500
Limited partnership units of Brookfield Office Properties Exchange LP	18,19	86	285
Interests of others in operating subsidiaries and properties	19	13,928	12,938
Total equity		36,462	35,124
Total liabilities and equity		$87,971	$84,347

See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Condensed Consolidated Income Statements

Unaudited		Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions, except per unit amounts)	Note	2018	2017	2018	2017
Commercial property revenue	20	$1,130	$1,050	$2,227	$2,045
Hospitality revenue	21	476	430	958	804
Investment and other revenue	22	45	39	86	198
Total revenue		1,651	1,519	3,271	3,047
Direct commercial property expense	23	421	413	830	782
Direct hospitality expense	24	295	276	627	539
Investment and other expense		—	—	—	122
Interest expense		537	510	1,057	982
Depreciation and amortization	25	76	69	148	132
General and administrative expense	26	183	156	352	307
Total expenses		1,512	1,424	3,014	2,864
Fair value gains, net	27	770	454	1,387	378
Share of net earnings from equity accounted investments	5	288	193	516	526
Income before income taxes		1,197	742	2,160	1,087
Income tax expense	15	146	78	86	236
Net income		$1,051	$664	$2,074	$851

Net income attributable to:
Limited partners		$194	$87	$386	$27
General partner		—	—	—	—
Non-controlling interests attributable to:
Redeemable/exchangeable and special limited partnership units		332	148	662	45
Limited partnership units of Brookfield Office Properties Exchange LP		8	4	16	1
Interests of others in operating subsidiaries and properties		517	425	1,010	778
Total		$1,051	$664	$2,074	$851

Net income per LP Unit:
Basic	18	$0.69	$0.31	$1.38	$0.09
Diluted	18	$0.68	$0.31	$1.36	$0.09

See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Condensed Consolidated Statements of Comprehensive Income

Unaudited		Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	Note	2018	2017	2018	2017
Net income		$1,051	$664	$2,074	$851
Other comprehensive income (loss)	29
Items that may be reclassified to net income:
Foreign currency translation		(536)	105	(501)	295
Cash flow hedges		23	11	53	39
Available-for-sale securities		—	—	—	1
Equity accounted investments		6	—	21	3
Items that will not be reclassified to net income:
Securities - fair value through other comprehensive income ("FVTOCI")		1	—	(4)	—
Remeasurement of defined benefit obligations		2	(2)	2	(2)
Revaluation surplus		2	—	2	—
Total other comprehensive income (loss)		(502)	114	(427)	336
Total comprehensive income (loss)		$549	$778	$1,647	$1,187

Comprehensive income attributable to:
Limited partners
Net income		$194	$87	$386	$27
Other comprehensive income (loss)		(113)	27	(99)	68
		81	114	287	95
Non-controlling interests
Redeemable/exchangeable and special limited partnership units
Net income		332	148	662	45
Other comprehensive income (loss)		(194)	45	(170)	116
		138	193	492	161
Limited partnership units of Brookfield Office Properties Exchange LP
Net income		8	4	16	1
Other comprehensive income (loss)		(5)	1	(4)	3
		3	5	12	4
Interests of others in operating subsidiaries and properties
Net income		517	425	1,010	778
Other comprehensive income (loss)		(190)	41	(154)	149
		327	466	856	927
Total comprehensive income		$549	$778	$1,647	$1,187

See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Condensed Consolidated Statements of Changes in Equity

	Limited partners					General partner				Non-controlling interests
Unaudited (US$ Millions)	Capital	Retained earnings	Ownership Changes	Accumulated other comprehensive (loss) income	Total limited partners equity	Capital	Retained earnings	Accumulated other comprehensive (loss) income	Total general partner equity	Redeemable / exchangeable and special limited partnership units	Limited partnership units of Brookfield Office Properties Exchange LP	Interests of others in operating subsidiaries and properties	Total equity
Balance as at Dec 31, 2017	$5,613	$1,878	$140	$(236)	$7,395	$4	$2	$—	$6	$14,500	$285	$12,938	$35,124
Net income	—	386	—		386	—	—	—	—	662	16	1,010	2,074
Other comprehensive income	—	—	—	(99)	(99)	—	—	—	—	(170)	(4)	(154)	(427)
Total comprehensive income	—	386	—	(99)	287	—	—	—	—	492	12	856	1,647
Distributions	—	(160)	—	—	(160)	—	—	—	—	(276)	(7)	(530)	(973)
Issuance / repurchase of interests in operating subsidiaries	(12)	4	1	—	(7)	—	—	—	—	9	(2)	664	664
Exchange of exchangeable units	155	—	19	(2)	172	—	—	—	—	30	(202)	—	—
Balance as at Jun. 30, 2018	$5,756	$2,108	$160	$(337)	$7,687	$4	$2	$—	$6	$14,755	$86	$13,928	$36,462

Balance as at Dec 31, 2016	$5,743	$2,085	$127	$(419)	$7,536	$4	$2	$—	$6	$14,523	$293	$11,803	$34,161
Net income	—	27	—	—	27	—	—	—	—	45	1	778	851
Other comprehensive (loss)	—	—	—	68	68	—	—	—	—	116	3	149	336
Total comprehensive income (loss)	—	27	—	68	95	—	—	—	—	161	4	927	1,187
Distributions	—	(151)	—	—	(151)	—	—	—	—	(258)	(7)	(768)	(1,184)
Issuance / repurchase of interest in operating subsidiaries	(112)	(43)	11	—	(144)	—	—	—	—	(55)	(1)	545	345
Exchange of exchangeable units	5	—	—	—	5	—	—	—	—	1	(6)	—	—
Balance as at Jun. 30, 2017	$5,636	$1,918	$138	$(351)	$7,341	$4	$2	$—	$6	$14,372	$283	$12,507	$34,509

See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Condensed Consolidated Statements of Cash Flows

Unaudited		Six Months Ended Jun. 30,
(US$ Millions)	Note	2018	2017
Operating activities
Net income		$2,074	$851
Share of equity accounted earnings, net of distributions		(290)	(366)
Fair value (gains), net	27	(1,387)	(378)
Deferred income tax expense	15	(6)	134
Depreciation and amortization	25	148	132
Working capital and other		240	104
		779	477
Financing activities
Debt obligations, issuance		10,535	11,432
Debt obligations, repayments		(7,644)	(9,282)
Capital securities issued		—	249
Capital securities redeemed		(13)	(299)
Non-controlling interests, issued		771	1,549
Non-controlling interests, purchased		—	(483)
Repurchases of limited partnership units		(12)	(112)
Distributions to non-controlling interests in operating subsidiaries		(521)	(768)
Distributions to limited partnership unitholders		(160)	(151)
Distributions to redeemable/exchangeable and special limited partnership unitholders		(276)	(258)
Distributions to holders of Brookfield Office Properties Exchange LP units		(7)	(7)
		2,673	1,870
Investing activities
Investment properties and subsidiaries, proceeds of dispositions		609	708
Property acquisitions and capital expenditures		(4,392)	(2,818)
Investment in equity accounted investments		(291)	(368)
Proceeds from sale and distributions of equity accounted investments and participating loan interests		562	778
Financial assets and other		(235)	(220)
Property, plant and equipment investments, net of dispositions		305	(131)
Cash acquired in business combinations, net of cash impact from deconsolidation		116	10
Restricted cash and deposits		8	(30)
		(3,318)	(2,071)
Cash and cash equivalents
Net change in cash and cash equivalents during the period		134	276
Effect of exchange rate fluctuations on cash and cash equivalents held in foreign currencies		(25)	22
Balance, beginning of period		1,491	1,456
Balance, end of period		$1,600	$1,754

Supplemental cash flow information
Cash paid for:
Income taxes		$99	$29
Interest (excluding dividends on capital securities)		$917	$782

See accompanying notes to the condensed consolidated financial statements.

Brookfield Property Partners L.P.
Notes to the Condensed Consolidated Financial Statements

NOTE 1. ORGANIZATION AND NATURE OF THE BUSINESS
Brookfield Property Partners L.P. (“BPY” or the “partnership”) was formed as a limited partnership under the laws of Bermuda, pursuant to a limited partnership agreement dated January 3, 2013, as amended and restated on August 8, 2013. BPY is a subsidiary of Brookfield Asset Management Inc. (“Brookfield Asset Management” or the “parent company”) and is the primary entity through which the parent company and its affiliates own, operate, and invest in commercial and other income producing property on a global basis.

The partnership’s sole material asset at June 30, 2018 is a 37% managing general partnership unit interest in Brookfield Property L.P. (the “operating partnership”), which holds the partnership’s interest in commercial and other income producing property operations. The partnership’s interest in the operating partnership is comprised solely of an interest in managing general partner units (“GP Units”). The GP Units provide the partnership with the power to direct the relevant activities of the operating partnership.

The partnership’s limited partnership units (“BPY Units” or “LP Units”) are listed and publicly traded on the Nasdaq Stock Market (“Nasdaq”) and the Toronto Stock Exchange (“TSX”) under the symbols “BPY” and “BPY.UN”, respectively.

The registered head office and principal place of business of the partnership is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Statement of compliance
The interim condensed consolidated financial statements of the partnership and its subsidiaries have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain information and footnote disclosures normally included in the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB, have been omitted or condensed.

These condensed consolidated financial statements as of and for the three and six months ended June 30, 2018 were approved and authorized for issue by the Board of Directors of the partnership on July 31, 2018.

b)	Basis of presentation
The interim condensed consolidated financial statements are prepared using the same accounting policies and methods as those used in the consolidated financial statements for the year ended December 31, 2017, except for accounting standards adopted as identified in Note c) below. Consequently, the information included in these interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and accompanying notes included in the partnership’s annual report on Form 20-F for the year ended December 31, 2017.

The interim condensed consolidated financial statements are unaudited and reflect all adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of results for the interim periods presented in accordance with IFRS. The results reported in these interim condensed consolidated financial statements should not necessarily be regarded as indicative of results that may be expected for the entire year.

The interim condensed consolidated financial statements are prepared on a going concern basis and have been presented in U.S. Dollars rounded to the nearest million unless otherwise indicated.

c)	Adoption of Accounting Standards
IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)
The partnership adopted IFRS 15 effective January 1, 2018. IFRS 15 specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. The standard also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. The standard supersedes IAS 18, Revenue, IAS 11, Construction Contracts and a number of revenue-related interpretations. IFRS 15 applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. The partnership’s revenue from leases are outside the scope of IFRS 15. The partnership’s material revenue streams subject to IFRS 15 are hospitality revenue and non-lease components within lease arrangements arising from the recovery of certain operating expenses from tenants. The adoption of IFRS 15 did not result in any material change to the pattern of revenue recognition by the partnership. The partnership adopted the standard using the modified retrospective approach with no restatement of comparatives and did not record any adjustment upon adoption. The partnership made additional disclosures in Note 20, Commercial Property Revenue, Note 21, Hospitality Revenue and Note 34, Segment Information, as a result of the adoption.
Following the adoption of IFRS 15, the partnership has separately disclosed other revenue from tenants in Note 20, Commercial Property Revenue, which consists of non-lease components within lease arrangements arising from the recovery of certain operating expenses from tenants which are accounted for in accordance with IFRS 15. Other revenue from tenants is recognized when the partnership has satisfied its performance obligation by delivering services as agreed upon in the lease agreements to tenants at an amount equal to the component of revenue allocated to such performance obligation.
The recognition pattern of hospitality revenue is not impacted upon adoption of IFRS 15. Room revenue is recognized net of taxes and levies. The partnership recognizes net wins from casino gaming activities, the difference between gaming wins and losses, as gaming revenue. Advance deposits from guests’ bookings of rooms and leisure activities are deferred and included as a liability until services are provided to guests. Similarly, the partnership recognizes a liability for deposits received from patrons before gaming activities occurs as well as for chips in patron’s possession. Revenue from accommodation is recognized over the period that the guest stays at the hotel; food and beverage revenue is recognized when goods and services are provided; and revenue from leisure activities is recognized when leisure activities are completed given the short duration.
The recognition pattern of fee revenue is not impacted upon adoption of IFRS 15. It is recognized over a period of time as the partnership satisfies its performance obligations as agreed upon in contracts with customers.
IFRS 9, Financial Instruments (“IFRS 9”)
The partnership adopted IFRS 9 effective January 1, 2018. IFRS 9 supersedes IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This new standard also includes a new general hedge accounting standard which will align hedge accounting more closely to risk management. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will allow more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship.
The partnership adopted IFRS 9 retrospectively with no restatement of comparatives. The adoption did not result in any material adjustment to the carrying amounts of financial assets, financial liabilities or opening retained earnings.
The following table presents the types of financial instruments held by the partnership within each financial instrument classification under IAS 39 and IFRS 9:

	IAS 39		IFRS 9
	Classification	Measurement basis	Classification and measurement basis
Financial assets
Participating loan interests	Loans and receivables	Amortized cost	FVTPL
Loans and notes receivable	Loans and receivables	Amortized cost	Amortized cost
Other non-current assets
Securities designated as FVTPL	FVTPL	Fair value	FVTPL
Derivative assets	FVTPL	Fair value	FVTPL
Securities designated as AFS	AFS	Fair value	FVTOCI
Restricted cash	Loans and receivables	Amortized cost	Amortized cost
Accounts receivable and other
Derivative assets	FVTPL	Fair value	FVTPL
Other receivables	Loans and receivables	Amortized cost	Amortized cost
Cash and cash equivalents	Loans and receivables	Amortized cost	Amortized cost
Financial liabilities
Debt obligations	Other liabilities	Amortized cost	Amortized cost
Capital securities	Other liabilities	Amortized cost	Amortized cost
Capital securities - fund subsidiaries	Other liabilities	Fair value	FVTPL
Other non-current liabilities
Loan payable	FVTPL	Fair value	FVTPL
Other non-current financial liabilities	Other liabilities	Amortized cost	Amortized cost
Derivative liabilities	FVTPL	Fair value	FVTPL
Accounts payable and other liabilities	Other liabilities	Amortized cost	Amortized cost
For financial instruments measured at amortized cost, the partnership assesses if there have been significant increases in credit risk since initial recognition to determine whether lifetime or 12-month expected credit losses should be recognized. Any related loss allowances are recorded through profit or loss. The change in impairment policy did not have a material impact on the partnership’s financial statements.
The adoption of IFRS 9 did not have any material impact to the partnership’s policy for hedge accounting applied to certain derivative instruments. The partnership’s accounting policy is outlined in Note 2, Summary of Significant Accounting Policies, of the consolidated financial statements for the year ended December 31, 2017.

d)	Estimates
The preparation of the partnership’s interim condensed consolidated financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates and assumptions. It also requires management to exercise judgment in applying the partnership’s accounting policies. The accounting policies and critical estimates and assumptions have been set out in Note 2, Summary of Significant Accounting Policies, to the partnership’s consolidated financial statements for the year ended December 31, 2017 and have been consistently applied in the preparation of the interim condensed consolidated financial statements as of and for the three and six months ended June 30, 2018.

e)	Future Accounting Policy
IFRS 16, Leases (“IFRS 16”)
IFRS 16 supersedes IAS 17, Leases and related interpretations and is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15 has also been applied. IFRS 16 brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting, however, remains largely unchanged and the distinction between operating and finance leases is retained.
The partnership has participated in strategic planning sessions with its subsidiaries and associates in order to provide guidance regarding the key considerations and to develop an adoption project plan. The partnership is completing its assessment of existing contractual arrangements to identify the existing population of leases that would be capitalized under the new standard. Next steps include performing an initial quantification of the existing obligations, assessing any potential impact to IT systems and internal controls and reviewing the additional disclosures required by the new standard.
The partnership currently anticipates adopting the standard using the modified retrospective approach, which results in a one-time adjustment to opening retained earnings as of January 1, 2019 as if the standard had always been in effect, and intends to complete the transition using the current definition of a lease. The partnership is evaluating the practical expedients and policy choice options to determine which ones will be adopted.

The partnership will continue to evaluate the overall impact of IFRS 16 on its consolidated financial statements.

NOTE 3. BUSINESS ACQUISITIONS AND COMBINATIONS
The partnership accounts for business combinations using the acquisition method of accounting under IFRS 3, Business Combinations pursuant to which the cost of acquiring a business is allocated to its identifiable tangible and intangible assets and liabilities on the basis of the estimated fair values at the date of acquisition. Financial results of each transaction are included within the partnership’s condensed consolidated statements of income from the dates of each acquisition.

On April 20, 2018, the partnership acquired a 1.3 million square foot Class-A office park in Mumbai (“Mumbai Office Park”) that consists of four buildings for total cash consideration of $41 million (₨2,726 million). As of June 30, 2018, the valuation of the investment property acquired and assumed liability was still under evaluation by the partnership. Accordingly, the business combination has been accounted for on a provisional basis.

On April 12, 2018, the partnership acquired a 1.4 million square foot office building located in downtown Chicago (“175 West Jackson”), for total cash consideration of $35 million. As of June 30, 2018, the valuation of the investment property acquired and assumed liability was still under evaluation by the partnership. Accordingly, the business combination has been accounted for on a provisional basis.

On March 9, 2018, the partnership obtained control over Brookfield Global Real Estate Special Opportunities Inc. (“BGRESOI”) after converting its loan interest in the entity and becoming 100% common equity holder. The partnership’s investment in the subsidiary was accounted for as a joint venture prior to this date. The previous joint partner converted its common equity into preferred equity, which is accounted for as capital security on the partnership’s consolidated balance sheet. This acquisition was accounted for as a business combination through step acquisition in accordance with IFRS 3. The partnership recognized a gain of $190 million as a result of the recognition of a deferred tax asset upon acquisition of control that was not reflected in the carrying amount of the investment in BGRESOI prior to the business combination. As of June 30, 2018, the valuation of the investments and the related tax asset were still under evaluation by the partnership. Accordingly, the business combination has been accounted for on a provisional basis.

On February 26, 2018, the partnership acquired an owner and operator of a portfolio of serviced apartments across the United Kingdom and Europe (“UK Serviced Apartments”), for total consideration of £209 million ($287 million). The acquisition was funded with $193 million of cash, with the remainder funded through debt financing. During the second quarter of 2018, the partnership updated the purchase price allocation for the acquisition of UK Serviced Apartments and recognized property, plant and equipment of $247 million and intangible assets of $28 million. As of June 30, 2018, the valuation of the property, plant and equipment and intangible assets acquired and liabilities assumed were still under evaluation by the partnership. Accordingly, the business combination has been accounted for on a provisional basis.

On February 1, 2018, the partnership acquired a portfolio of 105 extended-stay hotel properties across the United States (“Extended-Stay Hotel Portfolio”), for total consideration of $764 million. The acquisition was funded with $169 million of cash, with the remainder funded through debt financing. As of June 30, 2018, the valuation of the property, plant and equipment acquired was still under evaluation by the partnership. Accordingly, the business combination has been accounted for on a provisional basis.

On February 1, 2018, the partnership acquired a portfolio of 15 student housing properties in the United Kingdom (“UK Student Housing IV”), for total consideration of £527 million ($752 million). The acquisition was funded with $194 million of cash, with the remainder funded through debt financing. As of June 30, 2018, the partnership completed the purchase price allocation for the acquisition. No material changes were made to the provisional purchase price allocations.

On January 5, 2018, the partnership along with Brookfield Premier Real Estate Partners Pooling LLC ("BPREP"), acquired a 25% and 75% interest, respectively, in 333 West 34th Street, a 350,000 square foot office building in Midtown New York (“333 West 34th Street”), for total consideration of $255 million. The acquisition was funded with $125 million of cash, with the remainder funded through debt financing. As of June 30, 2018, the valuation of the investment property acquired was still under evaluation by the partnership. Accordingly, the business combination has been accounted for on a provisional basis.

During the second quarter of 2018, the partnership completed the purchase price allocation for the acquisition of a 2.7 million square foot portfolio of office space in Mumbai, India (“Mumbai Office Portfolio”), which was provisional as of December 31, 2017. No material changes were made to the provisional purchase price allocations.

During the first quarter of 2018, the partnership completed the purchase price allocation for the acquisitions of two office buildings comprised of 400,000 square feet in San Jose, California (“Towers @ 2nd”), a 4.2 million square foot mixed-us office and retail complex (“Houston Center”) in Houston, Texas and a hotel in downtown Toronto, Canada (“Toronto Hotel”), which were provisional as of December 31, 2017. No material changes were made to the provisional purchase price allocations.

The following table summarizes the impact of significant business combinations during the six months ended June 30, 2018:

(US$ Millions)	Extended- Stay Hotel Portfolio	UK Student Housing IV	UK Serviced Apartments	333 West 34th Street	BGRESOI	Mumbai Office Park	175 West Jackson	Other	Total
Investment properties	$—	$742	$—	$255	$—	$369	$304	$1,289	$2,959
Property, plant and equipment	768	10	247	—	—	—	—	349	1,374
Goodwill	—	—	67	—	—	—	—	—	67
Intangible assets	—	—	28	—	—	—	—	—	28
Accounts receivable and other	7	45	8	—	370	5	21	95	551
Cash and cash equivalents	2	18	5	—	23	27	2	44	121
Total assets	777	815	355	255	393	401	327	1,777	5,100
Less:
Debt obligations	—	—	(10)	—	—	(315)	(274)	(197)	(796)
Accounts payable and other	(13)	(63)	(50)	—	(81)	(33)	(18)	(47)	(305)
Deferred tax liabilities	—	—	(8)	—	—	(12)	—	(4)	(24)
Non-controlling interests(1)	—	—	—	—	—	—	—	(52)	(52)
Net assets acquired	$764	$752	$287	$255	$312	$41	$35	$1,477	$3,923
Consideration(2)	$764	$752	$287	$255	$122	$41	$35	$1,452	$3,708
Transaction costs	$9	$7	$11	$1	$—	$1	$6	$23	$58

(1)
Includes non-controlling interests recognized on business combinations measured as the proportionate share of the fair value of the assets, liabilities and contingent liabilities on the date of acquisition.

(2)	Includes consideration paid with funds received from issuance of non-controlling interests to certain institutional investors in funds sponsored by Brookfield Asset Management.

In the period from each acquisition date to June 30, 2018, the partnership recorded revenue and net income in connection with these acquisitions of approximately $161 million and $35 million, respectively. If the acquisitions had occurred on January 1, 2018, the partnership’s total revenue and net income would have been $3,359 million and $2,089 million, respectively, for the six months ended June 30, 2018.

Transaction costs, which primarily relate to legal and consulting fees, are expensed as incurred in accordance with IFRS 3 and included in general and administrative expense on the consolidated income statement.

NOTE 4. INVESTMENT PROPERTIES
The following table presents a roll forward of the partnership’s investment property balances, all of which are considered Level 3 within the fair value hierarchy, for the six months ended June 30, 2018 and the year ended December 31, 2017:

	Six months ended Jun. 30, 2018			Year ended Dec. 31, 2017
(US$ Millions)	Commercial properties	Commercial developments	Total	Commercial properties	Commercial developments	Total
Balance, beginning of period	$48,780	$2,577	$51,357	$45,699	$3,085	$48,784
Changes resulting from:
Property acquisitions	2,441	523	2,964	5,545	107	5,652
Capital expenditures	357	526	883	905	990	1,895
Property dispositions(1)	(556)	(1)	(557)	(1,240)	(675)	(1,915)
Fair value gains, net	409	384	793	347	202	549
Foreign currency translation	(936)	(64)	(1,000)	1,121	159	1,280
Transfer between commercial properties and commercial developments	145	(145)	—	1,038	(1,038)	—
Reclassifications to assets held for sale and other changes	(1,393)	(2)	(1,395)	(4,635)	(253)	(4,888)
Balance, end of period	$49,247	$3,798	$53,045	$48,780	$2,577	$51,357

(1)	Property dispositions represent the carrying value on date of sale.

The partnership determines the fair value of each commercial property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions at the applicable balance sheet dates, less future cash outflows in respect of such leases. Investment property valuations are completed by undertaking one of two accepted income approach methods, which include either: i) discounting the expected future cash flows, generally over a term of 10 years including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows; or ii) undertaking a direct capitalization approach whereby a capitalization rate is applied to estimated current year cash flows. In determining the appropriateness of the methodology applied, the partnership considers the relative uncertainty of the timing and amount of expected cash flows and the impact such uncertainty would have in arriving at a reliable estimate of fair value. The partnership prepares these valuations considering asset and market specific factors, as well as observable transactions for similar assets. The determination of fair value requires the use of estimates, which are internally determined and compared with market data, third-party reports and research as well as observable conditions. There are currently no known trends, events or uncertainties that the partnership reasonably believes could have a sufficiently pervasive impact across the partnership’s businesses to materially affect the methodologies or assumptions utilized to determine the estimated fair values reflected in these financial statements. Discount rates and capitalization rates are inherently uncertain and may be impacted by, among other things, movements in interest rates in the geographies and markets in which the assets are located. Changes in estimates of discount and capitalization rates across different geographies and markets are often independent of each other and not necessarily in the same direction or of the same magnitude. Further, impacts to the partnership’s fair values of commercial properties from changes in discount or capitalization rates and cash flows are usually inversely correlated. Decreases (increases) in the discount rate or capitalization rate result in increases (decreases) of fair value. Such decreases (increases) may be mitigated by decreases (increases) in cash flows included in the valuation analysis, as circumstances that typically give rise to increased interest rates (e.g., strong economic growth, inflation) usually give rise to increased cash flows at the asset level. Refer to the table below for further information on valuation methods used by the partnership for its asset classes.

Commercial developments are also measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. Development sites in the planning phases are measured using comparable market values for similar assets.

In accordance with its policy, the partnership generally measures and records its commercial properties and developments using valuations prepared by management. However, for certain recently acquired subsidiaries, the partnership has used valuations prepared by external valuation professionals. Additionally, a number of properties are externally appraised each year and the results of those appraisals are compared to the partnership’s internally prepared values.

The key valuation metrics for the partnership’s consolidated commercial properties are presented in the following tables below on a weighted-average basis:

		Jun. 30, 2018			Dec. 31, 2017
Consolidated properties	Primary valuation method	Discount rate	Terminal capitalization rate	Investment horizon (years)	Discount rate	Terminal capitalization rate	Investment horizon (years)
Core Office
United States	Discounted cash flow	7.0%	5.8%	12	7.0%	5.8%	13
Canada	Discounted cash flow	6.0%	5.6%	10	6.1%	5.5%	10
Australia	Discounted cash flow	6.9%	6.1%	10	7.0%	6.1%	10
Brazil	Discounted cash flow	9.8%	7.6%	7	9.7%	7.6%	7
Opportunistic Office(1)	Discounted cash flow	10.3%	7.5%	6	10.2%	7.5%	7
Opportunistic Retail	Discounted cash flow	8.9%	8.0%	10	9.0%	8.0%	10
Industrial	Discounted cash flow	6.6%	5.7%	10	6.8%	6.2%	10
Mixed-use(1)	Discounted cash flow	8.4%	5.4%	10	8.4%	5.3%	10
Multifamily(2)	Direct capitalization	4.8%	n/a	n/a	4.8%	n/a	n/a
Triple Net Lease(2)	Direct capitalization	6.5%	n/a	n/a	6.4%	n/a	n/a
Self-storage(2)	Direct capitalization	5.8%	n/a	n/a	5.8%	n/a	n/a
Student Housing(2)	Direct capitalization	5.8%	n/a	n/a	5.8%	n/a	n/a
Manufactured Housing(2)	Direct capitalization	5.4%	n/a	n/a	5.8%	n/a	n/a

(1)
During the second quarter of 2018, the valuation metrics for International Finance Center Seoul (“IFC”) are being reported under the mixed-use sector. The valuation metrics for opportunistic office have been updated for both periods presented.

(2)
The valuation method used to value multifamily, triple net lease, self-storage, student housing, and manufactured housing properties is the direct capitalization method. The rates presented as the discount rate relate to the overall implied capitalization rate. The terminal capitalization rate and investment horizon are not applicable.

The following table presents the partnership’s investment properties measured at fair value in the condensed consolidated financial statements and the level of the inputs used to determine those fair values in the context of the hierarchy as defined in Note 2(i), Summary of Significant Accounting Policies: Fair value measurement, in the consolidated financial statements as of December 31, 2017:

	Jun. 30, 2018				Dec. 31, 2017
			Level 3				Level 3
(US$ Millions)	Level 1	Level 2	Commercial properties	Commercial developments	Level 1	Level 2	Commercial properties	Commercial developments
Core Office
United States	$—	$—	$13,964	$904	$—	$—	$14,259	$568
Canada	—	—	4,140	103	—	—	4,493	104
Australia	—	—	2,407	51	—	—	2,472	8
Europe	—	—	126	1,176	—	—	120	920
Brazil	—	—	291	—	—	—	327	—
Opportunistic
Opportunistic Office(1)	—	—	6,529	477	—	—	6,044	231
Opportunistic Retail	—	—	3,346	6	—	—	3,406	6
Industrial	—	—	1,969	633	—	—	1,409	533
Multifamily	—	—	4,141	—	—	—	3,925	—
Triple Net Lease	—	—	4,876	—	—	—	4,804	—
Self-storage	—	—	748	79	—	—	1,796	58
Student Housing	—	—	1,930	369	—	—	1,204	149
Manufactured Housing	—	—	2,320	—	—	—	2,206	—
Mixed-Use(1)	—	—	2,460	—	—	—	2,315	—
Total	$—	$—	$49,247	$3,798	$—	$—	$48,780	$2,577

(1)
During the second quarter of 2018, the commercial properties for International Finance Center Seoul (“IFC”) are being reported under the mixed-use sector. The valuation metrics for opportunistic office have been updated for both periods presented.

The following table presents a sensitivity analysis to the impact of a 25 basis point movement of the discount rate and terminal capitalization or overall implied capitalization rate on fair values of the partnership’s commercial properties for the six months ended June 30, 2018, for properties valued using the discounted cash flow or direct capitalization method, respectively:

Jun. 30, 2018
(US$ Millions)	Impact on fair value of commercial properties
Core Office
United States	$830
Canada	215
Australia	150
Brazil	35
Opportunistic
Opportunistic Office	289
Opportunistic Retail	129
Industrial	91
Mixed-use	121
Multifamily	205
Triple Net Lease	169
Self-storage	58
Student Housing	59
Manufactured Housing	102
Total	$2,453

NOTE 5. EQUITY ACCOUNTED INVESTMENTS
The partnership has investments in joint arrangements that are joint ventures, and also has investments in associates. Joint ventures hold individual commercial properties and portfolios of commercial properties and developments that the partnership owns together with co-owners where decisions relating to the relevant activities of the joint venture require the unanimous consent of the co-owners. Details of the partnership’s investments in joint ventures and associates, which have been accounted for in accordance with the equity method of accounting, are as follows:

			Proportion of ownership interests/voting rights held by the partnership		Carrying value
(US$ Millions)	Principal activity	Principal place of business	Jun. 30, 2018	Dec. 31, 2017	Jun. 30, 2018	Dec. 31, 2017
Joint Ventures
Canary Wharf Joint Venture(1)	Property holding company	United Kingdom	50%	50%	$3,347	$3,284
Manhattan West, New York	Property holding company	United States	56%	56%	1,362	1,439
Grace Building, New York	Property holding company	United States	50%	50%	576	585
One Liberty Plaza, New York	Property holding company	United States	51%	51%	412	408
Southern Cross East, Melbourne(2)	Property holding company	Australia	50%	50%	400	407
Brookfield Brazil Retail Fundo de Investimento em Participaçõe ("Brazil Retail")	Holding company	Brazil	46%	46%	294	339
Brookfield D.C. Office Partners LLC ("D.C. Fund"), Washington, D.C.	Property holding company	United States	51%	51%	327	310
E&Y Complex, Sydney(2)	Property holding company	Australia	50%	50%	311	311
Brookfield Fairfield U.S. Multifamily Value Add Fund II ("VAMF II")	Property holding company	United States	37%	37%	300	291
Potsdamer Platz, Berlin	Holding company	Germany	25%	25%	210	205
One New York Plaza, New York	Property holding company	United States	15%	15%	126	120
Republic Plaza, Denver	Property holding company	United States	50%	50%	124	119
75 State Street, Boston	Property holding company	United States	26%	26%	92	94
Principal Place - Commercial, London	Property holding company	United Kingdom	50%	50%	98	230
Other	Various	Various	12% - 90%	12% - 90%	1,456	1,425
					9,435	9,567
Associates
GGP Inc. ("GGP")	Real estate investment trust	United States	34%	34%	8,723	8,844
China Xintiandi (“CXTD”)(3)	Property holding company	China	22%	22%	494	499
Diplomat Resort and Spa ("Diplomat")	Property holding company	United States	90%	90%	331	339
Brookfield Premier Real Estate Partners Pooling LLC ("BPREP")	Property holding company	United States	9%	10%	127	122
Other	Various	Various	23% - 31%	23% - 31%	352	390
					10,027	10,194
Total					$19,462	$19,761

(1)	Stork Holdco LP is the joint venture through which the partnership acquired Canary Wharf Group plc (“Canary Wharf”) in London.

(2)
The partnership exercises joint control over these jointly controlled assets through a participating loan agreement with Brookfield Asset Management that is convertible at any time into a direct equity interest in the entity.

(3)	The partnership’s interest in CXTD is held through a subsidiary, BSREP CXTD Holdings L.P., in which it has an approximate 31% interest.

The fair value of the common shares of GGP held by the partnership based on the trading price of GGP common stock as of June 30, 2018 was $6,612 million (December 31, 2017 - $7,570 million).

There are no quoted market prices for the partnership’s other equity accounted investments.

The following table presents the change in the balance of the partnership’s equity accounted investments as of June 30, 2018 and December 31, 2017:

	Six months ended	Year ended
(US$ Millions)	Jun. 30, 2018	Dec. 31, 2017
Equity accounted investments, beginning of period	$19,761	$16,844
Additions	334	1,372
Disposals and return of capital distributions	(636)	(281)
Share of net earnings from equity accounted investments(1)	516	961
Distributions received	(226)	(369)
Foreign currency translation	(196)	430
Reclassification to assets held for sale(2)	—	(712)
Impact of warrant conversion(1)	—	1,448
Other comprehensive income and other	(91)	68
Equity accounted investments, end of period	$19,462	$19,761

(1)
During the fourth quarter of 2017, in the Core Retail segment, the partnership exercised all of its outstanding warrants of GGP. Of these warrants, 16 million were exercised on a cashless basis and the remaining 43 million warrants on a full share settlement basis for approximately $462 million. The exercise resulted in the partnership’s acquisition of an additional 68 million common shares of GGP, increasing its ownership from 29% to 34%. The partnership determined its share of the net fair value of the incremental interests acquired in GGP’s identifiable assets and liabilities. The excess of its share of this net fair value over the cost of the investment of $442 million represents a gain that is included in share of net earnings from equity accounted investments for the year ended December 31, 2017

(2)	The partnership’s interest in 245 Park Avenue in Midtown New York was reclassified to assets held for sale in the first quarter of 2017 and sold in the second quarter of 2017.

The key valuation metrics for the partnership’s commercial properties held within the partnership’s equity accounted investments are set forth in the table below on a weighted-average basis:

		Jun. 30, 2018			Dec. 31, 2017
Equity accounted investments	Primary valuation method	Discount rate	Terminal capitalization rate	Investment horizon (yrs)	Discount rate	Terminal capitalization rate	Investment horizon (yrs)
Core Office
United States	Discounted cash flow	6.5%	5.4%	11	6.5%	5.3%	11
Australia	Discounted cash flow	6.9%	5.9%	10	7.0%	5.8%	10
Europe	Discounted cash flow	4.8%	4.9%	10	4.8%	4.8%	10
Core Retail
United States	Discounted cash flow	7.0%	5.6%	10	7.0%	5.6%	10
Opportunistic Office	Discounted cash flow	6.6%	5.6%	10	6.6%	5.7%	10
Opportunistic Retail	Discounted cash flow	11.3%	7.1%	10	11.5%	7.2%	11
Industrial	Discounted cash flow	6.3%	5.4%	10	6.4%	5.8%	10
Multifamily(1)	Direct capitalization	5.2%	n/a	n/a	5.1%	n/a	n/a

(1)
The valuation method used to value multifamily investments is the direct capitalization method. The rates presented as the discount rate relate to the overall implied capitalization rate. The terminal capitalization rate and investment horizon are not applicable.

Summarized financial information in respect of the partnership’s equity accounted investments is presented below:

(US$ Millions)	Jun. 30, 2018	Dec. 31, 2017
Non-current assets	$84,337	$83,176
Current assets	3,559	3,679
Total assets	87,896	86,855
Non-current liabilities	32,306	31,913
Current liabilities	4,857	4,446
Total liabilities	37,163	36,359
Net assets	50,733	50,496
Partnership’s share of net assets	$19,462	$19,761

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2018	2017	2018	2017
Revenue	$1,239	$1,180	$2,614	$2,398
Expenses	827	701	478	1,406
Income from equity accounted investments(1)	104	159	262	246
Income before fair value gains, net	516	638	2,398	1,238
Fair value (losses) gains, net	338	(139)	(1,141)	215
Net income	854	499	1,257	1,453
Partnership’s share of net earnings	$288	$193	$516	$526

(1)	Share of net earnings from equity accounted investments recorded by the partnership’s joint ventures and associates.

NOTE 6. PARTICIPATING LOAN INTERESTS
Participating loan interests represent interests in certain properties in Australia that do not provide the partnership with control over the entity that owns the underlying property and are held at fair value through profit or loss ("FVTPL") on the condensed consolidated balance sheets. The instruments, which are receivable from a wholly-owned subsidiary of Brookfield Asset Management, have contractual maturity dates of September 26, 2020 and February 1, 2023, subject to the partnership’s prior right to convert into direct ownership interests in the underlying commercial properties, and have contractual interest rates that vary with the results of operations of those properties.

The outstanding principal of the participating loan interests relates to the following properties:

(US$ Millions)	Participation interest		Carrying value
Name of property	Jun. 30, 2018	Dec. 31, 2017	Jun. 30, 2018	Dec. 31, 2017
Darling Park Complex, Sydney	30%	30%	$259	$251
IAG House, Sydney	50%	50%	111	111
Jessie Street, Sydney	100%	100%	151	155
Total participating loan interests			$521	$517

For the three and six months ended June 30, 2018, the partnership recognized interest income on the participating loan interests of $7 million (2017 - $7 million) and $13 million (2017 - $14 million), respectively, and fair value gains of $9 million (2017 - $25 million) and $20 million (2017 - $30 million), respectively.

NOTE 7. PROPERTY, PLANT AND EQUIPMENT
Property, plant, and equipment primarily consists of hospitality assets such as Center Parcs UK, Paradise Island Holdings Limited (“Atlantis”), a portfolio of extended-stay hotels in the U.S. and a hotel at IFC Seoul.

The following table presents the useful lives of each hospitality asset by class:

Hospitality assets by class	Useful life (in years)
Building and building improvements	5 to 50+
Land improvements	13 to 15
Furniture, fixtures and equipment	2 to 15

The following table presents the change to the components of the partnership’s hotel assets for the six months ended June 30, 2018 and for the year ended December 31, 2017:

(US$ Millions)	Jun. 30, 2018	Dec. 31, 2017
Cost:
Balance at the beginning of period	$5,451	$5,417
Acquisitions through business combinations(1)	1,374	281
Additions	178	271
Disposals	(12)	(34)
Foreign currency translation	(103)	262
Reclassification to assets held for sale(2)	—	(746)
	6,888	5,451
Accumulated fair value changes:
Balance at the beginning of period	756	659
Revaluation (loss) gains, net	(2)	55
Reclassification to assets held for sale(2)	—	42
	754	756
Accumulated depreciation:
Balance at the beginning of period	(750)	(719)
Depreciation	(138)	(267)
Disposals	8	22
Foreign currency translation	12	(8)
Reclassification to assets held for sale(2)	—	222
	(868)	(750)
Total property, plant and equipment	$6,774	$5,457

(1)	In the first quarter of 2018, the partnership acquired the Extended-Stay Hotel portfolio and UK Serviced Apartments portfolio. See Note 3, Business Acquisitions and Combinations for more information.

(2)	In the fourth quarter of 2017, the Hard Rock Hotel and Casino was reclassified to assets held for sale, which sold to a third party in the first quarter of 2018.

NOTE 8. GOODWILL
Goodwill of $1,112 million at June 30, 2018 (December 31, 2017 - $1,079 million) is primarily attributable to Center Parcs UK and IFC Seoul. The partnership performs a goodwill impairment test annually by assessing if the carrying value of the cash-generating unit, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs to sell or the value in use.

NOTE 9. INTANGIBLE ASSETS
The partnership’s intangible assets are presented on a cost basis, net of accumulated amortization and accumulated impairment losses in the condensed consolidated balance sheets. These intangible assets primarily represent the trademark assets related to Center Parcs UK and Atlantis.

The trademark assets of Center Parcs UK had a carrying amount of $958 million as of June 30, 2018 (December 31, 2017 - $964 million). They have been determined to have an indefinite useful life as the partnership has the legal right to operate these trademarks exclusively in certain territories and in perpetuity. The business model of Center Parcs UK is not subject to technological obsolescence or commercial innovations in any material way.

In addition, intangible assets include the trademark and licensing assets relating to Atlantis. At June 30, 2018, intangible assets of the Atlantis had a carrying value of $208 million (December 31, 2017 - $209 million). They have been determined to have an indefinite useful life as the partnership has the legal right to operate these intangible assets granted under perpetual licenses. The business model of Atlantis is not subject to technological obsolescence or commercial innovations in any material way.

During the year ended December 31, 2017, the partnership reclassified the intangible assets of the Hard Rock Hotel and Casino, which had a carrying value of $45 million, to assets held for sale, most of which was sold to a third party in the first quarter of 2018.

Intangible assets by class	Useful life (in years)
Trademarks	5 to Indefinite
Management contracts	40
Customer relationships	9
Other	3 to 7

Intangible assets with indefinite useful lives and intangible assets not yet available for use, are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired. Intangible assets with finite useful lives are amortized over their respective useful lives as listed above. Amortization expense is recorded as part of depreciation and amortization of non-real estate assets expense.

The following table presents the components of the partnership’s intangible assets as of June 30, 2018 and December 31, 2017:

(US$ Millions)	Jun. 30, 2018	Dec. 31, 2017
Cost	$1,294	$1,271
Accumulated amortization	(41)	(35)
Accumulated impairment losses	(48)	(48)
Balance, end of period	$1,205	$1,188

The following table presents a roll forward of the partnership’s intangible assets for the six months ended June 30, 2018 and the year ended December 31, 2017:

(US$ Millions)	Jun. 30, 2018	Dec. 31, 2017
Balance, beginning of period	$1,188	$1,141
Acquisitions	50	17
Amortization	(9)	(8)
Foreign currency translation	(24)	82
Reclassification to assets held for sale and other(1)	—	(44)
Balance, end of period	$1,205	$1,188

(1)
In the fourth quarter of 2017, the partnership reclassified the intangible assets of the Hard Rock Hotel and Casino, which had a carrying value of $45 million, to assets held for sale, most of which was sold to a third party in the first quarter of 2018.

NOTE 10. OTHER NON-CURRENT ASSETS
The components of other non-current assets are as follows:

(US$ Millions)	Jun. 30, 2018	Dec. 31, 2017
Securities - FVTPL	$238	$174
Derivative assets	38	48
Securities - FVTOCI	150	150
Restricted cash	133	153
Inventory	301	216
Other	218	157
Total other non-current assets	$1,078	$898

Securities - FVTPL
Securities - FVTPL consists primarily of the partnership’s investment in convertible preferred units of a U.S. hospitality operating company. The preferred units earn a fixed cumulative dividend of 7.5% per annum compounding quarterly. Additionally, the partnership receives distributions in additional convertible preferred units of the U.S. hospitality operating company at 5.0% per annum compounding quarterly. The carrying value of these convertible preferred units at June 30, 2018 was $171 million (December 31, 2017 - $147 million).

Securities - FVTOCI
Securities - FVTOCI represent the partnership’s retained equity interests in 1625 Eye Street in Washington, D.C. and Heritage Plaza in Houston, both property holding companies, that it previously controlled and in which it retained a non-controlling interest following disposition of these properties to third parties. The partnership continues to manage these properties on behalf of the acquirer but does not exercise significant influence over the relevant activities of the properties. Included in securities - FVTOCI at June 30, 2018 are $103 million (December 31, 2017 - $103 million) of securities pledged as security for a loan payable to the issuer in the amount of $93 million (December 31, 2017 - $93 million) recognized in other non-current financial liabilities.

NOTE 11. ACCOUNTS RECEIVABLE AND OTHER
The components of accounts receivable and other are as follows:

(US$ Millions)	Jun. 30, 2018	Dec. 31, 2017
Derivative assets	$247	$37
Accounts receivable(1)	443	421
Restricted cash and deposits	249	237
Prepaid expenses	162	94
Other current assets	319	192
Total accounts receivable and other	$1,420	$981

(1)	See Note 32, Related Parties, for further discussion.

NOTE 12. HELD FOR SALE
Non-current assets and groups of assets and liabilities which comprise disposal groups are presented as assets held for sale where the asset or disposal group is available for immediate sale in its present condition, and the sale is highly probable.

The following is a summary of the assets and liabilities that were classified as held for sale as of June 30, 2018 and December 31, 2017:

(US$ Millions)	Jun. 30, 2018	Dec. 31, 2017
Investment properties	$1,513	$853
Property, plant and equipment	—	475
Accounts receivable and other assets	34	105
Assets held for sale	1,547	1,433
Debt obligations	907	1,107
Accounts payable and other liabilities	17	209
Liabilities associated with assets held for sale	$924	$1,316

The following table presents the change to the components of the assets held for sale for the six months ended June 30, 2018 and the year ended December 31, 2017:

(US$ Millions)	Jun. 30, 2018	Dec. 31, 2017
Balance, beginning of period	1,433	147
Reclassification to assets held for sale, net	1,431	4,641
Disposals	(1,306)	(3,365)
Fair value adjustments	35	8
Foreign currency translation	(17)	7
Other	(29)	(5)
Balance, end of period	$1,547	$1,433

At December 31, 2017, assets held for sale included a 50% interest in Bay Adelaide Centre East and West Towers located in Toronto in the Core Office segment, the Hard Rock Hotel and Casino in Las Vegas and thirteen assets within the opportunistic fund investment portfolios.

In the first quarter of 2018, the partnership sold 50% of its interest in Bay Adelaide Centre East and West Towers for approximately C$850 million ($660 million), the Hard Rock Hotel and Casino sold for approximately $510 million and eight assets within the opportunistic fund investment portfolios sold for approximately $144 million.

At June 30, 2018, assets held for sale included a portfolio of self-storage assets, Queens Quay Terminal in Toronto, the partnership’s interest in Jean Edwards Tower in Ottawa, eleven assets within the opportunistic fund investment portfolios and an intangible asset relating to the Hard Rock Hotel and Casino in Las Vegas, as we intend to sell controlling interests in these properties to third parties in the next 12 months.

NOTE 13. DEBT OBLIGATIONS
The partnership’s debt obligations include the following:

	Jun. 30, 2018		Dec. 31, 2017
(US$ Millions)	Weighted-average rate	Debt balance	Weighted-average rate	Debt balance
Unsecured facilities:
Brookfield Property Partners’ credit facilities	3.73%	$1,735	3.10%	$1,363
Brookfield Office Properties’ (“BPO”) revolving facility	3.17%	653	2.60%	828
Brookfield Office Properties’ senior unsecured note	—%	—	4.00%	119
Brookfield Canada Office Properties revolving facility	3.12%	80	2.89%	276
BPY BOPC LP credit facility	—%	—	2.85%	212
Subsidiary borrowings	5.19%	523	4.40%	622

Secured debt obligations:
Funds subscription credit facilities(1)	3.39%	1,169	2.56%	436
Fixed rate	4.38%	19,219	4.59%	17,666
Variable rate	4.94%	17,206	4.59%	16,760
Deferred financing costs		(327)		(291)
Total debt obligations		$40,258		$37,991

Current		5,597		6,135
Non-current		33,754		30,749
Debt associated with assets held for sale		907		1,107
Total debt obligations		$40,258		$37,991

(1)	Funds subscription credit facilities are secured by co-investors’ capital commitments.

Debt obligations include foreign currency denominated debt in the functional currencies of the borrowing subsidiaries. Debt obligations by currency are as follows:

	Jun. 30, 2018			Dec. 31, 2017
(Millions)	U.S. Dollars		Local currency	U.S. Dollars		Local currency
U.S. Dollars	$28,051		$28,051	$25,975		$25,975
British Pounds	5,018		£3,798	4,290		£3,173
Canadian Dollars	2,297	C$	3,018	3,132	C$	3,938
South Korean Won	1,617	₩	1,805,000	1,692	₩	1,805,000
Australian Dollars	1,481	A$	2,000	1,554	A$	1,991
Indian Rupee	1,447	Rs	99,103	1,168	Rs	74,386
Brazilian Reais	414	R$	1,596	471	R$	1,558
Chinese Yuan	6	C¥	43	—	C¥	—
Euros	254		€217	—		€—
Deferred financing costs	(327)			(291)
Total debt obligations	$40,258			$37,991

The components of changes in debt obligations, including changes related to cash flows from financing activities, are summarized in the table below:

			Non-cash changes in debt obligations
(US$ Millions)	Dec. 31, 2017	Debt obligation issuance, net of repayments	Assumed from business combinations	Assumed by purchaser	Amortization of deferred financing costs and (premium) discount	Foreign currency translation	Other	Jun. 30, 2018
Debt obligations	$37,991	2,891	796	(599)	31	(585)	(267)	$40,258

NOTE 14. CAPITAL SECURITIES
The partnership has the following capital securities outstanding as of June 30, 2018 and December 31, 2017:

(US$ Millions)	Shares outstanding	Cumulative dividend rate	Jun. 30, 2018	Dec. 31, 2017
Operating Partnership Class A Preferred Equity Units:
Series 1	24,000,000	6.25%	$556	$551
Series 2	24,000,000	6.50%	534	529
Series 3	24,000,000	6.75%	520	517
Brookfield BPY Holdings Inc. Junior Preferred Shares:
Class B Junior Preferred Shares	30,000,000	5.75%	750	750
Class C Junior Preferred Shares	20,000,000	6.75%	500	500
BPO Class B Preferred Shares:
Series 1(1)	3,600,000	70% of bank prime	—	—
Series 2(1)	3,000,000	70% of bank prime	—	—
Brookfield Property Split Corp. (“BOP Split”) Senior Preferred Shares:
Series 1	924,390	5.25%	23	23
Series 2	699,165	5.75%	13	14
Series 3	909,994	5.00%	17	18
Series 4	940,486	5.20%	18	19
BSREP II RH B LLC (“Manufactured Housing”) Preferred Capital	—	9.00%	249	249
Rouse Series A Preferred Shares	5,600,000	5.00%	142	142
BSREP II Vintage Estate Partners LLC ("Vintage Estate") Preferred Shares	10,000	5.00%	40	40
BGRESOI Preferred Shares	62,244	4.00%	62	—
Capital Securities – Fund Subsidiaries			845	813
Total capital securities			$4,269	$4,165

Current			1,323	1,326
Non-current			2,946	2,839
Total capital securities			$4,269	$4,165

(1)
BPO Class B Preferred Shares, Series 1 and 2 capital securities are owned by Brookfield Asset Management. BPO has an offsetting loan receivable against these securities earning interest at 95% of bank prime.

Cumulative preferred dividends on the BOP Split Senior Preferred Shares are payable quarterly, as and when declared by BOP Split. On June 25, 2018, BOP Split declared quarterly dividends payable for the BOP Split Senior Preferred Shares.

Capital securities includes $249 million at June 30, 2018 (December 31, 2017 - $249 million) of preferred equity interests held by a third party investor in Manufactured Housing which have been classified as a liability, rather than as a non-controlling interest, due to the fact the holders are entitled to distributions equal to their capital balance plus 9% annual return payable in monthly distributions until maturity in December 2025.

Capital securities also includes $142 million at June 30, 2018 (December 31, 2017 - $142 million) of preferred equity interests held by a third party investor in Rouse Properties, L.P. (“Rouse”) which have been classified as a liability, rather than as a non-controlling interest, due to the fact that the interests are mandatorily redeemable on or after November 12, 2025 for a set price per unit plus any accrued but unpaid distributions; distributions are capped and accrue regardless of available cash generated.

Capital securities also includes $40 million at June 30, 2018 (December 31, 2017 - $40 million) of preferred equity interests held by the partnership’s co-investor in Vintage Estate which have been classified as a liability, rather than as non-controlling interest, due to the fact that the preferred equity interests are mandatorily redeemable on April 26, 2023 for cash at an amount equal to the outstanding principal balance of the preferred equity plus any accrued but unpaid dividend.

Capital securities also includes $62 million at June 30, 2018 (December 31, 2017 - nil) of preferred equity interests held by a third party investor in BGRESEOI which have been classified as a liability, rather than as a non-controlling interest, due to the fact that the interests are mandatorily redeemable on March 9, 2023 for a set price per unit plus any accrued but unpaid distributions; distributions are capped and accrue regardless of available cash generated.

The Capital Securities – Fund Subsidiaries includes $803 million at June 30, 2018 (December 31, 2017 - $775 million) of equity interests in Brookfield DTLA Holdings LLC (“DTLA”) held by co-investors in DTLA which have been classified as a liability, rather than as non-controlling interest, as holders of these interests can cause DTLA to redeem their interests in the fund for cash equivalent to the fair value of the interests on October 15, 2023, and on every fifth anniversary thereafter. Capital Securities – Fund Subsidiaries are measured at FVTPL.

Capital Securities – Fund Subsidiaries also includes $42 million at June 30, 2018 (December 31, 2017 - $38 million) which represents the equity interests held by the partnership’s co-investor in the D.C. Fund which have been classified as a liability, rather than as non-controlling interest, due to the fact that on June 18, 2023, and on every second anniversary thereafter, the holders of these interests can redeem their interests in the D.C. Fund for cash equivalent to the fair value of the interests.

At June 30, 2018, capital securities includes $49 million (December 31, 2017 - $51 million) repayable in Canadian Dollars of C$64 million (December 31, 2017 - C$64 million).

Reconciliation of cash flows from financing activities from capital securities is shown in the table below:

			Non-cash changes on capital securities
(US$ Millions)	Dec. 31, 2017	Capital securities redeemed	Capital securities issued	Fair value changes	Jun. 30, 2018
Capital securities	$4,165	$(13)	$75	$42	$4,269

NOTE 15. INCOME TAXES
The partnership is a flow-through entity for tax purposes and as such is not subject to Bermudian taxation. However, income taxes are recognized for the amount of taxes payable by the primary holding subsidiaries of the partnership (“Holding Entities”), any direct or indirect corporate subsidiaries of the Holding Entities and for the impact of deferred tax assets and liabilities related to such entities.

The components of income tax expense include the following:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2018	2017	2018	2017
Current income tax	$42	$91	$92	$102
Deferred income tax	104	(13)	(6)	134
Income tax expense (benefit)	$146	$78	$86	$236

The partnership’s income tax expense increased for the three months ended June 30, 2018 and decreased for the six months ended June 30, 2018 as compared to the same period in the prior year. The increase in income tax expense in the three months ended June 30, 2018 is due to the tax impact of higher book income before income taxes. The decrease to the tax expense for the six months ended June 30, 2018, is primarily due to changes in the substantively enacted tax rate applicable to certain subsidiaries, changes in the entity tax status of certain subsidiaries and the recognition of the tax benefit of previously unrecognized net operating losses, partially offset by higher book income before income taxes.

NOTE 16. OTHER NON-CURRENT LIABILITIES
The components of other non-current liabilities are as follows:

(US$ Millions)	Jun. 30, 2018	Dec. 31, 2017
Accounts payable and accrued liabilities	$534	$540
Derivative liabilities	95	160
Provisions	241	216
Deferred revenue	1	2
Total other non-current liabilities	$871	$918

NOTE 17. ACCOUNTS PAYABLE AND OTHER LIABILITIES
The components of accounts payable and other liabilities are as follows:

(US$ Millions)	Jun. 30, 2018	Dec. 31, 2017
Accounts payable and accrued liabilities	$1,659	$1,636
Loans and notes payable	1,392	769
Derivative liabilities	182	399
Deferred revenue	271	242
Other liabilities	4	6
Total accounts payable and other liabilities	$3,508	$3,052

At June 30, 2018, loans and notes payable includes $1,233 million (December 31, 2017 - $633 million) of on-demand deposits from Brookfield Asset Management to the partnership.

NOTE 18. EQUITY
The partnership’s capital structure is comprised of five classes of partnership units: GP Units, LP Units, redeemable/exchangeable partnership units of the Operating Partnership (“Redeemable/Exchangeable Partnership Units”), special limited partnership units of the Operating Partnership (“Special LP Units”) and limited partnership units of Brookfield Office Properties Exchange LP (“Exchange LP Units”).

a)	General and limited partnership equity
GP Units entitle the holder to the right to govern the financial and operating policies of the partnership. The GP Units are entitled to a 1% general partnership interest.

LP Units entitle the holder to their proportionate share of distributions and are listed and publicly traded on the Nasdaq and the TSX. Each LP Unit entitles the holder thereof to one vote for the purposes of any approval at a meeting of limited partners, provided that holders of the Redeemable/Exchangeable Partnership Units that are exchanged for LP Units will only be entitled to a maximum number of votes in respect of the Redeemable/Exchangeable Partnership Units equal to 49% of the total voting power of all outstanding units.

The following table presents changes to the GP Units and LP Units from the beginning of the year:

	General partnership units		Limited partnership units
(Thousands of units)	Jun. 30, 2018	Dec. 31, 2017	Jun. 30, 2018	Dec. 31, 2017
Outstanding, beginning of period	139	139	254,989	260,222
Exchange LP Units exchanged	—	—	7,743	285
Distribution Reinvestment Program	—	—	82	181
Issued under unit-based compensation plan	—	—	6	215
Repurchase of LP Units	—	—	(629)	(5,914)
Outstanding, end of period	139	139	262,191	254,989

b)	Units of the operating partnership held by Brookfield Asset Management

Redeemable/Exchangeable Partnership Units
There were 432,649,105 Redeemable/Exchangeable Partnership Units outstanding at June 30, 2018 and December 31, 2017.

Special limited partnership units
Brookfield Property Special L.P. (“Special L.P.”) is entitled to receive equity enhancement distributions and incentive distributions from the operating partnership as a result of its ownership of the Special LP Units.

There were 4,759,997 Special LP Units outstanding at June 30, 2018 and December 31, 2017.

c)	Limited partnership units of Brookfield Office Properties Exchange LP
The Exchange LP Units are exchangeable at any time on a one-for-one basis, at the option of the holder, subject to their terms and applicable law, for LP Units. An Exchange LP Unit provides a holder thereof with economic terms that are substantially equivalent to those of a LP Unit. Subject to certain conditions and applicable law, Exchange LP will have the right, commencing on the seventh anniversary of June 9, 2014, the completion of the acquisition of the remaining common shares of BPO, to redeem all of the then outstanding Exchange LP Units at a price equal to the 20-day volume-weighted average trading price of an LP Unit plus all declared, payable, and unpaid distributions on such units.

The following table presents changes to the Exchange LP Units from the beginning of the year:

	Limited Partnership Units of Brookfield Office Properties Exchange LP
(Thousands of units)	Jun. 30, 2018	Dec. 31, 2017
Outstanding, beginning of period	11,078	11,363
Exchange LP Units exchanged(1)	(7,743)	(285)
Outstanding, end of period	3,335	11,078

(1)
Exchange LP Units issued for the acquisition of incremental BPO shares that have been exchanged are held by an indirect subsidiary of the partnership. Refer to the Condensed Consolidated Statements of Changes in Equity for the impact of such exchanges on the carrying value of Exchange LP Units.

d)	Distributions
Distributions made to each class of partnership units, including units of subsidiaries that are exchangeable into LP Units, are as follows:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions, except per unit information)	2018	2017	2018	2017
Limited Partners	$80	$76	$160	$151
Holders of:
Redeemable/exchangeable partnership units	136	127	273	255
Special limited partnership units	2	2	3	3
Limited partnership units of Exchange LP	4	4	7	7
Total	$222	$209	$443	$416
Per unit(1)	$0.315	$0.295	$0.630	$0.590

(1)	Per unit outstanding on the distribution record date for each.

e)	Earnings per unit
The partnership’s net income per LP Unit and weighted average units outstanding are calculated as follows:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions, except unit information)	2018	2017	2018	2017
Net income attributable to limited partners	$194	$87	$386	$27
Income reallocation related to mandatorily convertible preferred shares	31	14	62	4
Net income attributable to limited partners – basic	225	101	448	31
Dilutive effect of conversion of preferred shares and options(1)	10	6	19	—
Net income attributable to limited partners – diluted	$235	$107	$467	$31

(in millions of units/shares)
Weighted average number of LP Units outstanding	256.0	255.9	255.5	257.0
Mandatorily convertible preferred shares	70.0	70.0	70.0	70.0
Weighted average number of LP Units - basic	326.0	325.9	325.5	327.0
Dilutive effect of the conversion of preferred shares and options(1)	19.6	22.3	18.4	0.2
Weighted average number of LP units outstanding - diluted	345.6	348.2	343.9	327.2

(1)
The effect of the conversion of capital securities and options, which would have resulted in 28.0 million potential LP Units, would have been anti-dilutive and is therefore excluded from the weighted average number of LP Units outstanding for the purposes of diluted net income per LP Unit for the six months ended June 30, 2017.

NOTE 19. NON-CONTROLLING INTERESTS
Non-controlling interests consists of the following:

(US$ Millions)	Jun. 30, 2018	Dec. 31, 2017
Redeemable/Exchangeable and special limited partnership units	$14,755	$14,500
Limited partnership units of Brookfield Office Properties Exchange L.P.	86	285
Interests of others in operating subsidiaries and properties:
Preferred shares held by Brookfield Asset Management Inc.	15	15
Preferred equity of subsidiaries	2,503	2,493
Non-controlling interests in subsidiaries and properties	11,410	10,430
Total interests of others in operating subsidiaries and properties	13,928	12,938
Total non-controlling interests	$28,769	$27,723

Non-controlling interests of others in operating subsidiaries and properties consist of the following:

		Proportion of economic interests held by non-controlling interests
(US$ Millions)	Jurisdiction of formation	Jun. 30, 2018	Dec. 31, 2017	Jun. 30, 2018	Dec. 31, 2017
BPO(1)	Canada	—%	—%	$2,985	$2,982
BSREP Industrial Pooling Subsidiary L.P.(2)	United States	70%	70%	1,155	878
BSREP CARS Sub-Pooling LLC(2)	United States	71%	71%	943	918
Center Parcs UK(2)	United Kingdom	73%	73%	870	869
BSREP II Korea Office Holdings Pte. Ltd.	South Korea	78%	78%	689	706
BSREP II PBSA Ltd.	Bermuda	74%	74%	688	501
BSREP II Retail Upper Pooling LLC(2)	United States	50%	50%	666	670
BSREP II Aries Pooling LLC(2)	United States	74%	74%	671	652
BSREP II MH Holdings LLC(2)	United States	74%	74%	687	593
Brookfield Strategic Real Estate Partners II Storage REIT LLC(2)	United States	74%	74%	645	564
BSREP India Office Holdings Pte. Ltd.	United States	67%	67%	506	424
BSREP UA Holdings LLC(2)	Cayman Islands	70%	70%	501	487
BSREP II Brazil Pooling LLC	United States	68%	68%	431	472
BREF ONE, LLC	United States	67%	67%	307	483
Other	Various	18% - 76%	18% - 76%	2,184	1,739
Total				$13,928	$12,938

(1)	Includes non-controlling interests in BPO subsidiaries which vary from 1% - 100%.

(2)
Includes non-controlling interests representing interests held by other investors in Brookfield Asset Management-sponsored funds and holding entities through which the partnership participates in Brookfield Asset Management -sponsored funds. Also includes non-controlling interests in underlying operating entities owned by Brookfield Asset Management sponsored funds.

NOTE 20. COMMERCIAL PROPERTY REVENUE
The components of commercial property revenue are as follows:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2018	2017	2018	2017
Base rent(1)	$740	$920	$1,537	$1,794
Straight-line rent	24	33	50	58
Lease termination	21	4	26	8
Other lease income(1)(2)	128	—	266	—
Other revenue from tenants(3)	217	—	348	—
Other(1)	—	93	—	185
Total commercial property revenue	$1,130	$1,050	$2,227	$2,045

(1)
The partnership adopted IFRS 15, Revenues from Contracts with Customers, in 2018 using the modified retrospective method. The comparative information has not been restated and is reported under the accounting standards effective for those periods.

(2)	Other lease income includes parking revenue and recovery of property tax and insurance expenses from tenants.

(3)	Consists of recovery of certain operating expenses from tenants which are accounted for in accordance with IFRS 15.

NOTE 21. HOSPITALITY REVENUE
The components of hospitality revenue are as follows:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2018	2017	2018	2017
Room, food and beverage(1)	$348	$430	$675	$804
Gaming, and other leisure activities(1)	89	—	222	—
Other hospitality revenue(1)	39	—	61	—
Total hospitality revenue	$476	$430	$958	$804

(1)
The partnership adopted IFRS 15, Revenues from Contracts with Customers, in 2018 using the modified retrospective method. The comparative information has not been restated and is reported under the accounting standards effective for those periods.

NOTE 22. INVESTMENT AND OTHER REVENUE
The components of investment and other revenue are as follows:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2018	2017	2018	2017
Investment income	$15	$6	$21	$140
Fee revenue	16	11	33	22
Dividend income	—	3	6	5
Interest income and other	7	12	13	17
Participating loan notes	7	7	13	14
Total investment and other revenue	$45	$39	$86	$198

NOTE 23. DIRECT COMMERCIAL PROPERTY EXPENSE
The components of direct commercial property expense are as follows:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2018	2017	2018	2017
Property maintenance	$172	$178	$348	$342
Real estate taxes	117	118	236	233
Employee compensation and benefits	54	36	98	77
Ground rents	15	16	29	29
Other	63	65	119	101
Total direct commercial property expense	$421	$413	$830	$782

NOTE 24. DIRECT HOSPITALITY EXPENSE
The components of direct hospitality expense are as follows:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2018	2017	2018	2017
Employee compensation and benefits	$81	$70	$162	$148
Cost of food, beverage, and retail goods sold	68	63	137	116
Maintenance and utilities	44	35	84	64
Marketing and advertising	19	15	42	30
Other	83	93	202	181
Total direct hospitality expense	$295	$276	$627	$539

NOTE 25. DEPRECIATION AND AMORTIZATION
The components of depreciation and amortization expense are as follows:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2018	2017	2018	2017
Depreciation and amortization of real estate assets	$66	$59	$131	$116
Depreciation and amortization of non-real estate assets	10	10	17	16
Total depreciation and amortization	$76	$69	$148	$132

NOTE 26. GENERAL AND ADMINISTRATIVE EXPENSE
The components of general and administrative expense are as follows:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2018	2017	2018	2017
Employee compensation and benefits	$47	$52	$95	$102
Management fees	36	43	74	84
Transaction costs and other	100	61	183	121
Total general and administrative expense	$183	$156	$352	$307

NOTE 27. FAIR VALUE GAINS, NET
The components of fair value gains, net, are as follows:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2018	2017	2018	2017
Commercial properties	$(9)	$293	$409	$145
Commercial developments	355	60	384	104
Financial instruments and other(1)	424	101	594	129
Total fair values gains, net	$770	$454	$1,387	$378

(1)	Includes bargain purchase gains from business acquisitions and combinations of $215 million (2017 - $168 million). See Note 3, Business Acquisitions and Combinations, for further information.

NOTE 28. UNIT-BASED COMPENSATION
The partnership grants options to certain employees under its amended and restated BPY Unit Option Plan (“BPY Plan”). Pursuant to the BPY Plan, options may be settled for the in-the-money amount of the option in LP Units upon exercise. Consequently, options granted to employees under the BPY Plan are accounted for as an equity-based compensation agreement.

During the three and six months ended June 30, 2018, the partnership incurred $1 million (2017 - $4 million) and $(1) million (2017 - $9 million), respectively, of expense in connection with its unit-based compensation plans.

a)	BPY Unit Option Plan
Awards under the BPY Plan (“BPY Awards”) generally vest 20% per year over a period of five years and expire 10 years after the grant date, with the exercise price set at the time such options were granted and generally equal to the market price of an LP Unit on the Nasdaq on the last trading day preceding the grant date. Upon exercise of a vested BPY Award, the participant is entitled to receive LP Units or a cash payment equal to the amount by which the fair market value of an LP Unit at the date of exercise exceeds the exercise price of the BPY Award. Subject to a separate adjustment arising from forfeitures, the estimated expense is revalued every reporting period using the Black-Scholes model as a result of the cash settlement provisions of the plan for certain employees. In terms of measuring expected life of the BPY Awards with various term lengths and vesting periods, BPY will segregate each set of similar BPY Awards and, if different, exercise price, into subgroups and apply a weighted average within each group.

i.	Equity-settled BPY Awards
The change in the number of options outstanding under the equity-settled BPY Awards at June 30, 2018 and December 31, 2017 is as follows:

	Jun. 30, 2018		Dec. 31, 2017
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, beginning of period	13,801,795	$20.54	16,338,511	$20.49
Granted	—	—	93,750	22.92
Exercised	(28,806)	17.96	(1,194,569)	18.97
Expired/forfeited	(166,412)	22.91	(1,435,897)	21.51
Reclassified(1)	(437,151)	22.48	—	—
Outstanding, end of period	13,169,426	$20.45	13,801,795	$20.54
Exercisable, end of period	9,636,246	$20.25	7,352,112	$20.22

(1)	Relates to the reclassification of equity-settled options for employees in Brazil to cash-settled options subsequent to the amendment of the BPY Plan, which was amended on February 7, 2018.

The following table sets out details of options issued and outstanding at June 30, 2018 and December 31, 2017 under the equity-settled BPY Awards by expiry date:

	Jun. 30, 2018		Dec. 31, 2017
Expiry date	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
2020	226,800	$13.07	226,800	$13.07
2021	246,400	17.44	246,400	17.44
2022	508,300	18.07	517,300	18.07
2023	664,220	16.80	675,420	16.80
2024	7,912,800	20.59	7,946,313	20.59
2025	1,407,705	25.18	1,730,210	25.18
2026	2,109,451	19.51	2,365,602	19.51
2027	93,750	22.92	93,750	22.92
Total	13,169,426	$20.45	13,801,795	$20.54

ii.	Cash-settled BPY Awards
The change in the number of options outstanding under the cash-settled BPY Awards at June 30, 2018 and December 31, 2017 is as follows:

	Jun. 30, 2018		Dec. 31, 2017
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, beginning of period	7,144,871	$20.30	7,377,042	$20.28
Granted	—	—	—	—
Exercised	(3,770)	19.51	(213,106)	19.12
Expired/forfeited	(191,636)	21.74	(19,065)	24.42
Reclassified(1)	437,151	22.48	—	—
Outstanding, end of period	7,386,616	$20.40	7,144,871	$20.30
Exercisable, end of period	5,655,135	$20.18	3,973,290	$19.93

(1)	Relates to the reclassification of equity-settled options for employees in Brazil to cash-settled options subsequent to the amendment of the BPY Plan, which was amended on February 7, 2018.

The following table sets out details of options issued and outstanding at June 30, 2018 and December 31, 2017 under the cash-settled BPY Awards by expiry date:

	Jun. 30, 2018		Dec. 31, 2017
Expiry date	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
2020	69,000	$13.07	69,000	$13.07
2021	172,800	17.44	172,800	17.44
2022	515,800	18.09	515,800	18.09
2023	519,000	16.80	519,000	16.80
2024	4,278,663	20.59	4,330,286	20.59
2025	859,059	25.18	695,376	25.18
2026	972,294	19.51	842,609	19.51
Total	7,386,616	$20.40	7,144,871	$20.30

b)	Restricted BPY LP Unit Plan
The Restricted BPY LP Unit Plan provides for awards to participants of LP Units purchased on the Nasdaq (“Restricted Units”). Under the Restricted BPY LP Unit Plan, units awarded generally vest over a period of five years, except as otherwise determined or for Restricted Units awarded in lieu of a cash bonus as elected by the participant, which may vest immediately. The estimated total compensation cost measured at grant date is evenly recognized over the vesting period of five years.

As of June 30, 2018, the total number of Restricted Units outstanding was 170,886 (December 31, 2017 - 440,527) with a weighted average exercise price of $21.01 (December 31, 2017 - $21.08).

c)	Restricted BPY LP Unit Plan (Canada)
The Restricted BPY LP Unit Plan (Canada) is substantially similar to the Restricted BPY LP Unit Plan described above, except that it is for Canadian employees, there is a five-year hold period, and purchases of units are made on the TSX instead of the Nasdaq.

As of June 30, 2018, the total number of Canadian Restricted Units outstanding was 21,624 (December 31, 2017 - 21,624) with a weighted average exercise price of C$22.88 (December 31, 2017 - C$22.88).

d)	Deferred Share Unit Plan
In addition to the above, BPO has a deferred share unit plan. At June 30, 2018, BPO has 1,409,692 deferred share units (December 31, 2017 - 1,363,938) outstanding and vested.

NOTE 29. OTHER COMPREHENSIVE INCOME (LOSS)
Other comprehensive income (loss) consists of the following:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2018	2017	2018	2017
Items that may be reclassified to net income:
Foreign currency translation
Net unrealized foreign currency translation (losses) gains in respect of foreign operations	$(874)	$301	$(709)	$658
Gains (losses) on hedges of net investments in foreign operations, net of income taxes for the three and six months ended Jun. 30, 2018 of ($9) million and ($5) million, respectively (2017 – ($5) million and ($13) million)(1)	338	(196)	208	(363)
	(536)	105	(501)	295
Cash flow hedges
Gains (losses) on derivatives designated as cash flow hedges, net of income taxes for the three and six months ended Jun. 30, 2018 of ($11) million and ($12) million, respectively (2017 – $3 million and $7 million)	23	11	53	39
	23	11	53	39
Available-for-sale securities
Net change in unrealized gains on available-for-sale securities, net of income taxes	—	—	—	1
	—	—	—	1
Equity accounted investments
Share of unrealized foreign currency translation (losses) gains in respect of foreign operations	(2)	(1)	(1)	2
Gains (losses) on derivatives designated as cash flow hedges	8	1	22	1
	6	—	21	3
Items that will not be reclassified to net income:
Unrealized (losses) on securities - FVTOCI, net of income taxes for the three and six months ended Jun. 30, 2018 of nil and $2 million (2017 - nil and nil)	1	—	(4)	—
Net remeasurement (losses) on defined benefit obligations	2	(2)	2	(2)
Revaluation surplus	2	—	2	—
	5	(2)	—	(2)
Total other comprehensive income (loss)	$(502)	$114	$(427)	$336

(1)	Unrealized gains (losses) on a number of hedges of net investments in foreign operations are with a related party.

NOTE 30. OBLIGATIONS, GUARANTEES, CONTINGENCIES AND OTHER
In the normal course of operations, the partnership and its consolidated entities execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets and sales of services.

Certain of the partnership’s operating subsidiaries have also agreed to indemnify their directors and certain of their officers and employees. The nature of substantially all of the indemnification undertakings prevent the partnership from making a reasonable estimate of the maximum potential amount that it could be required to pay third parties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither the partnership nor its consolidated subsidiaries have made significant payments under such indemnification agreements.

The partnership and its operating subsidiaries may be contingently liable with respect to litigation and claims that arise from time to time in the normal course of business or otherwise.

On March 26, 2018, the partnership entered into a definitive agreement with GGP for the partnership to acquire all of the outstanding shares of common stock of GGP other than those shares currently held by the partnership and its affiliates. In the transaction, GGP shareholders will be entitled to elect to receive, for each GGP common share, either $23.50 in cash or either one LP Unit or one share of a new U.S. REIT security from the partnership, subject to proration based on aggregate cash consideration of $9.25 billion. The transaction is subject to the approval of (1) GGP shareholders representing at least two-thirds of the outstanding GGP common stock and (2) GGP shareholders representing a majority of the outstanding GGP common stock not owned by partnership and its affiliates. On July 26, 2018, GGP shareholders approved of the transaction. See Note 35, Subsequent Events for further information.

At June 30, 2018, the partnership has commitments totaling approximately $1,033 million for the development of Manhattan West in Midtown New York, Greenpoint Landing in Brooklyn, as well as the redevelopment of One Allen Center, Two Allen Center, and Three Allen Center in Houston, approximately £171 million ($226 million) for the development of 100 Bishopsgate in London and approximately AED 462 million ($126 million) for the development of ICD Brookfield Place in Dubai.

During 2013, Brookfield Asset Management announced the final close on the $4.4 billion Brookfield Strategic Real Estate Partners (“BSREP”) fund, a global private fund focused on making opportunistic investments in commercial property. The partnership, as lead investor, committed approximately $1.3 billion to the fund. As of June 30, 2018, there remained approximately $170 million of uncontributed capital commitments.

In April 2016, Brookfield Asset Management announced the final close on the $9.0 billion second BSREP fund to which the partnership had committed $2.3 billion as lead investor. As of June 30, 2018, there remained approximately $860 million of uncontributed capital commitments.

In November 2017, Brookfield Asset Management announced the final close on the $2.9 billion fifth Brookfield Real Estate Finance Fund (“BREF”) to which the partnership had committed $400 million. As of June 30, 2018, there remained approximately $300 million of uncontributed capital commitments.

The partnership maintains insurance on its properties in amounts and with deductibles that it believes are in line with what owners of similar properties carry. The partnership maintains all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and named windstorm). The partnership does not conduct its operations, other than those of equity accounted investments, through entities that are not fully or proportionately consolidated in these financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in these financial statements.

NOTE 31. FINANCIAL INSTRUMENTS

a)	Derivatives and hedging activities
The partnership and its operating entities use derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. The partnership does not use derivatives for speculative purposes. The partnership and its operating entities use the following derivative instruments to manage these risks:

•
foreign currency forward contracts to hedge exposures to Canadian Dollar, Australian Dollar, British Pound, Euro, Chinese Yuan, Brazilian Real, Indian Rupee and South Korean Won denominated net investments in foreign subsidiaries and foreign currency denominated financial assets;

•	interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt; and

•	interest rate caps to hedge interest rate risk on certain variable rate debt.

Interest Rate Hedging
The following table provides the partnership’s outstanding derivatives that are designated as cash flow hedges of variability in interest rates associated with forecasted fixed rate financings and existing variable rate debt as of June 30, 2018 and December 31, 2017:

(US$ Millions)	Hedging item	Notional	Rates	Maturity dates	Fair value
Jun. 30, 2018	Interest rate caps of US$ LIBOR debt	$4,872	2.3% - 4.2%	Jul. 2018 - Dec. 2020	$3
	Interest rate swaps of US$ LIBOR debt	1,694	0.7% - 2.7%	Sep. 2018 - Mar. 2022	5
	Interest rate caps of £ LIBOR debt	945	1.3% - 2.0%	Dec. 2019 - Jan. 2021	—
	Interest rate swaps of £ LIBOR debt	69	1.5%	Apr. 2020	(1)
	Interest rate swaps of € EURIBOR debt	118	1.0% - 1.3%	Apr. 2020 - Apr. 2021	—
	Interest rate caps of C$ LIBOR debt	183	3.0%	Oct. 2020 - Oct. 2022	1
	Interest rate swaps of C$ LIBOR debt	38	3.7% - 4.3%	Nov. 2021	1
	Interest rate swaps on forecasted fixed rate debt	100	4.0%	Jun. 2019	(154)
Dec. 31, 2017	Interest rate caps of US$ LIBOR debt	$1,958	2.3% - 3.5%	May 2018 - Oct. 2020	$1
	Interest rate swaps of US$ LIBOR debt	1,692	0.7% - 2.2%	Jun. 2018 - Mar. 2022	19
	Interest rate caps of £ LIBOR debt	452	1.3%	Dec. 2019	—
	Interest rate swaps of £ LIBOR debt	71	1.5%	Apr. 2020	1
	Interest rate swaps of C$ LIBOR debt	50	3.7% - 4.3%	Nov. 2021	1
	Interest rate swaps on forecasted fixed rate debt	100	4.0%	Jun. 2029	(13)

For the three and six months ended June 30, 2018, the amount of hedge ineffectiveness recorded in earnings in connection with the partnership’s interest rate hedging activities was $17 million and $17 million (2017 - nil and $2 million), respectively.

Foreign Currency Hedging
The following table provides the partnership’s outstanding derivatives that are designated as net investments of foreign subsidiaries or foreign currency cash flow hedges as of June 30, 2018 and December 31, 2017:

(US$ Millions)	Hedging item		Notional	Rates	Maturity dates	Fair value
Jun. 30, 2018	Net investment hedges		€322	€0.78/$ - €0.84/$	Sep. 2018 - Aug. 2019	$21
	Net investment hedges		£3,556	£0.69/$ - £0.76/$	Jul. 2018 - Oct. 2019	110
	Net investment hedges	A$	687	A$1.27/$ - A$1.36/$	Jul. 2018 - Sep. 2019	14
	Net investment hedges	C¥	1,171	C¥6.34/$ - C¥7.01/$	Jul. 2018 - Jun. 2019	(3)
	Net investment hedges	C$	118	C$1.31/$	Oct. 2018 - Dec. 2018	4
	Net investment hedges	₩	616,289	₩1,106.90/$ - ₩1,113.04/$	Aug. 2018 - Jan. 2019	—
	Net investment hedges	Rs	19,834	Rs67.44/$ - Rs68.37/$	Feb. 2019 - May 2019	14
	Net investment hedges		£77	£0.88/€ - £0.92/€	Jan. 2019 - Feb. 2020	—
Dec. 31, 2017	Net investment hedges		€191	€0.83/$ - €0.92/$	Jan. 2018 - Dec. 2018	$(7)
	Net investment hedges		£2,923	£0.73/$ - £0.81/$	Jan. 2018 - Jan. 2019	(237)
	Net investment hedges	A$	768	A$1.26/$ - A$1.38/$	Jan. 2018 - Feb. 2019	(21)
	Net investment hedges	C¥	1,165	C¥6.71/$ - C¥7.09/$	Jan. 2018 - Dec. 2018	(7)
	Net investment hedges	C$	127	C$1.25/$ - C$1.26/$	Oct. 2018 - Dec. 2018	—
	Cash flow hedges	C$	150	C$1.27/$	Apr. 2018	1
	Net investment hedges	₩	616,289	₩1,084.95/$ - ₩1,127.75/$	Aug. 2018 - Jan. 2019	(26)
	Cash flow hedges	Rs	771	Rs65.24/$	Mar. 2018	—

For the three and six months ended June 30, 2018 and 2017, the amount of hedge ineffectiveness recorded in earnings in connection with the partnership’s foreign currency hedging activities was not significant.

Other Derivatives
The following table presents details of the partnership’s other derivatives, not designated as hedges for accounting purposes, that have been entered into to manage financial risks as of June 30, 2018 and December 31, 2017:

(US$ Millions)	Derivative type	Notional	Rates	Maturity dates	Fair value
Jun. 30, 2018	Interest rate caps	$4,222	2.8% - 4.7%	Oct. 2018 - May 2020	$—
	Interest rate swaps on forecasted fixed rate debt	1,660	2.3% - 6.0%	Nov. 2018 - Jun. 2030	(10)
	Interest rate swaps of US$ LIBOR debt	1,489	1.4% - 2.7%	Sep. 2018 - Nov. 2020	(1)
	Interest rate swaptions	335	1.0%	Nov. 2018 - Nov. 2018	(1)
Dec. 31, 2017	Interest rate caps	$5,351	2.5% - 5.8%	Jan. 2018 - Oct. 2020	$1
	Interest rate swaps on forecasted fixed rate debt	1,660	1.9% - 6.0%	Jun. 2028 - Dec. 2029	(194)
	Interest rate swaps of US$ LIBOR debt	1,050	1.4% - 1.6%	Sep. 2018 - Nov. 2020	10
	Interest rate swaptions	560	1.0%	Jun. 2018 - Nov. 2018	—

For the three and six months ended June 30, 2018, the partnership recognized fair value gains, net of approximately $14 million and $53 million (2017 - losses of $25 million and $27 million) related to the settlement of certain forward starting interest rate swaps that have not been designated as hedges.

b)	Measurement and classification of financial instruments

Classification and Measurement
The following table outlines the classification and measurement basis, and related fair value for disclosures, of the financial assets and liabilities in the interim condensed consolidated financial statements:

		Jun. 30, 2018		Dec. 31, 2017
		Under IFRS 9		Under IAS 39
(US$ Millions)	Classification and measurement basis	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Participating loan interests	FVTPL	$521	$521	$517	$517
Loans and notes receivable	Amortized cost	207	207	185	185
Other non-current assets
Securities - FVTPL	FVTPL	238	238	174	174
Derivative assets	FVTPL	38	38	48	48
Securities - FVTOCI	FVTOCI	150	150	150	150
Restricted cash	Amortized cost	133	133	153	153
Current assets
Derivative assets	FVTPL	247	247	37	37
Accounts receivable(1)	Amortized cost	491	491	536	536
Restricted cash	Amortized cost	249	249	237	237
Cash and cash equivalents	Amortized cost	1,600	1,600	1,491	1,491
Total financial assets		$3,874	$3,874	$3,528	$3,528
Financial liabilities
Debt obligations(2)	Amortized cost	$40,258	$40,611	$37,991	$38,726
Capital securities	Amortized cost	3,424	3,430	3,352	3,358
Capital securities - fund subsidiaries	FVTPL	845	845	813	813
Other non-current liabilities
Loan payable	FVTPL	27	27	23	23
Accounts payable	Amortized cost	507	507	517	517
Derivative liabilities	FVTPL	95	95	160	160
Accounts payable and other liabilities
Accounts payable and other(3)	Amortized cost	3,068	3,068	2,614	2,614
Derivative liabilities	FVTPL	182	182	399	399
Total financial liabilities		$48,406	$48,765	$45,869	$46,610

(1)
Includes other receivables associated with assets classified as held for sale on the condensed consolidated balance sheet in the amount of $34 million and $105 million as of June 30, 2018 and December 31, 2017, respectively.

(2)
Includes debt obligations associated with assets classified as held for sale on the condensed consolidated balance sheet in the amount of $907 million and $1,107 million as of June 30, 2018 and December 31, 2017, respectively.

(3)
Includes accounts payable and other liabilities associated with assets classified as held for sale on the condensed consolidated balance sheet in the amount of $17 million and $209 million as of June 30, 2018 and December 31, 2017, respectively.

Fair Value Hierarchy
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). Fair value measurement establishes a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Quoted market prices (unadjusted) in active markets represent a Level 1 valuation. When quoted market prices in active markets are not available, the partnership maximizes the use of observable inputs within valuation models. When all significant inputs are observable, either directly or indirectly, the valuation is classified as Level 2. Valuations that require the significant use of unobservable inputs are considered Level 3, which reflect the partnership’s market assumptions and are noted below. This hierarchy requires the use of observable market data when available.

The following table outlines financial assets and liabilities measured at fair value in the consolidated financial statements and the level of the inputs used to determine those fair values in the context of the hierarchy as defined above:

	Jun. 30, 2018				Dec. 31, 2017
	Under IFRS 9				Under IAS 39
(US$ Millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Participating loan interests	$—	$—	$521	$521	$—	$—	$209	$209
Securities - FVTPL	—	5	240	245	—	—	174	174
Securities - FVTOCI	—	—	150	150	—	—	150	150
Derivative assets	—	285	—	285	—	85	—	85
Total financial assets	$—	$290	$911	$1,201	$—	$85	$533	$618

Financial liabilities
Capital securities - fund subsidiaries	$—	$—	$845	$845	$—	$—	$813	$813
Derivative liabilities	—	277	—	277	—	559	—	559
Loan payable	—	—	27	27	—	—	23	23
Total financial liabilities	$—	$277	$872	$1,149	$—	$559	$836	$1,395

There were no transfers between levels during the three and six months ended June 30, 2018 and the year ended December 31, 2017.

The following table presents the change in the balance of financial assets and financial liabilities accounted for at fair value categorized as Level 3 as of June 30, 2018 and December 31, 2017:

	Jun. 30, 2018		Dec. 31, 2017
	Under IFRS 9		Under IAS 39
(US$ Millions)	Financial assets	Financial liabilities	Financial assets	Financial liabilities
Balance, beginning of period	$835	$836	$1,605	$821
Acquisitions	83	—	144	49
Dispositions	(6)	(2)	(986)	(4)
Fair value gains, net and OCI	(1)	38	(216)	(30)
Other	—	—	(14)	—
Balance, end of period	$911	$872	$533	$836

NOTE 32. RELATED PARTIES
In the normal course of operations, the partnership enters into transactions with related parties. These transactions have been measured at exchange value and are recognized in the consolidated financial statements. The immediate parent of the partnership is Brookfield Property Partners Limited. The ultimate parent of the partnership is Brookfield Asset Management. Other related parties of the partnership include Brookfield Asset Management’s subsidiaries and operating entities, certain joint ventures and associates accounted for under the equity method, as well as officers of such entities and their spouses.

The partnership has a management agreement with its service providers, wholly-owned subsidiaries of Brookfield Asset Management. Pursuant to a Master Services Agreement, the partnership pays a base management fee (“base management fee”), to the service providers equal to 0.5% of the total capitalization of the partnership, subject to an annual minimum of $50 million plus annual inflation adjustments. The amount of the equity enhancement distribution is reduced by the amount by which the base management fee is greater than $50 million per annum, plus annual inflation adjustments.

The base management fee for the three and six months ended June 30, 2018 was $24 million (2017 - $27 million) and $48 million (2017 - $52 million), respectively. The equity enhancement distribution nil both for the three and six months ended June 30, 2018 (2017 - $8 million and $13 million), respectively.

In connection with the issuance of Preferred Equity Units to Qatar Investment Authority (“QIA”) in the fourth quarter of 2014, Brookfield Asset Management contingently agreed to acquire the seven-year and ten-year tranches of Preferred Equity Units from QIA for the initial issuance price plus accrued and unpaid distributions and to exchange such units for Preferred Equity Units with terms and conditions substantially similar to the twelve-year tranche to the extent that the market price of the LP Units is less than 80% of the exchange price at maturity.

The following table summarizes transactions with related parties:

(US$ Millions)	Jun. 30, 2018	Dec. 31, 2017
Balances outstanding with related parties:
Participating loan interests	$521	$517
Net (payables)/receivables within equity accounted investments	(21)	(49)
Loans and notes receivable(1)	47	96
Receivables and other assets	7	11
Deposit and promissory note from Brookfield Asset Management	(1,233)	(633)
Property-specific debt obligations	(393)	(415)
Loans and notes payable and other liabilities	(161)	(156)
Capital securities held by Brookfield Asset Management	(1,250)	(1,250)
Preferred shares held by Brookfield Asset Management	(15)	(15)

(1)
At June 30, 2018, includes $47 million (December 31, 2017 - $96 million) receivable from Brookfield Asset Management upon the earlier of the partnership’s exercise of its option to convert its participating loan interests into direct ownership of the Australian portfolio or the maturity of the participating loan interests.

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2018	2017	2018	2017
Transactions with related parties:
Commercial property revenue(1)	$5	$5	$10	$10
Management fee income	1	1	3	3
Participating loan interests (including fair value gains, net)	14	32	32	44
Interest expense on debt obligations	12	8	20	18
Interest on capital securities held by Brookfield Asset Management	19	19	38	38
General and administrative expense(2)	46	51	96	100
Construction costs(3)	136	74	225	144

(1)	Amounts received from Brookfield Asset Management and its subsidiaries for the rental of office premises.

(2)	Includes amounts paid to Brookfield Asset Management and its subsidiaries for management fees, management fees associated with the partnership’s private funds, and administrative services.

(3)	Includes amounts paid to Brookfield Asset Management and its subsidiaries for construction costs of development properties.

During the first quarter of 2018, the partnership along with BPREP acquired a 25% and 75% interest, respectively, in 333 West 34th Street, an office building in New York for $255 million.

NOTE 33. SUBSIDIARY PUBLIC ISSUERS
BOP Split was incorporated for the purpose of being an issuer of preferred shares and owning the partnership’s additional investment in BPO common shares. Pursuant to the terms of a Plan of Arrangement, holders of outstanding BPO Class AAA Preferred Shares Series G, H, J and K, which were convertible into BPO common shares, were able to exchange their shares for BOP Split Senior Preferred Shares, subject to certain conditions. The BOP Split Senior Preferred shares are listed on the TSX and began trading on June 11, 2014. All shares issued by BOP Split are retractable by the holders at any time for cash.

In connection with an internal restructuring completed in July 2016, the partnership and certain of its related entities agreed to guarantee all of BPO’s Class AAA Preferred Shares and all of BPO’s debt securities issued pursuant to BPO’s indenture dated December 8, 2009.

The following table provides consolidated summary financial information for the partnership, BOP Split, BPO, and the holding entities:

(US$ Millions) For the three months ended Jun. 30, 2018	Brookfield Property Partners L.P.	BOP Split	BPO	Holding entities(2)	Additional holding entities and eliminations(3)	Consolidating adjustments(4)	Brookfield Property Partners L.P consolidated
Revenue	$—	$26	$42	$222	$14	$1,347	$1,651
Net income attributable to unitholders(1)	198	161	(257)	534	—	(102)	534
For the three months ended Jun. 30, 2017
Revenue	$—	$—	$72	$167	$—	$1,280	$1,519
Net income attributable to unitholders(1)	88	(47)	(31)	239	—	(10)	239

(1)	Includes net income attributable to LP Units, GP Units, Redeemable/Exchangeable Partnership Units, Special LP Units and Exchange LP Units.

(2)	Includes the operating partnership, Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, and BPY Bermuda Holdings II Limited.

(3)
Includes BPY Bermuda Holdings IV Limited and BPY Bermuda Holdings V Limited, which serve as guarantors for BPO but not BOP Split, net of intercompany balances and transactions with other holding entities.

(4)	Includes elimination of intercompany transactions and balances necessary to present the partnership on a consolidated basis.

(US$ Millions) For the six months ended Jun. 30, 2018	Brookfield Property Partners L.P.	BOP Split	BPO	Holding entities(2)	Additional holding entities and eliminations(3)	Consolidating adjustments(4)	Brookfield Property Partners L.P consolidated
Revenue	$—	$14	$75	$463	$15	$2,704	$3,271
Net income attributable to unitholders(1)	394	111	(328)	1,064	—	(177)	1,064
For the six months ended Jun. 30, 2017
Revenue	$—	$—	$144	$329	$—	$2,574	$3,047
Net income attributable to unitholders(1)	27	(215)	(381)	73	—	569	$73

(1)	Includes net income attributable to LP Units, GP Units, Redeemable/Exchangeable Partnership Units, Special LP Units and Exchange LP Units.

(2)	Includes the operating partnership, Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, and BPY Bermuda Holdings II Limited.

(3)
Includes BPY Bermuda Holdings IV Limited and BPY Bermuda Holdings V Limited, which serve as guarantors for BPO but not BOP Split, net of intercompany balances and transactions with other holding entities.

(4)	Includes elimination of intercompany transactions and balances necessary to present the partnership on a consolidated basis.

(US$ Millions) As of Jun. 30, 2018	Brookfield Property Partners L.P.	BOP Split	BPO	Holding entities(2)	Additional holding entities and eliminations(3)	Consolidating adjustments(4)	Brookfield Property Partners L.P consolidated
Current assets	$—	$54	$199	$2,835	$45	$(69)	$3,064
Non-current assets	8,448	13,368	21,788	28,782	1,583	9,391	83,360
Assets held for sale	—	—	198	—	—	1,349	1,547
Current liabilities	—	2,292	5,505	918	878	835	10,428
Non-current liabilities	—	3,256	2,720	8,164	761	25,256	40,157
Liabilities associated with assets held for sale	—	—	74	—	—	850	924
Equity attributable to interests of others in operating subsidiaries and properties	—	—	2,280	—	—	11,648	13,928
Equity attributable to unitholders(1)	$8,448	$7,874	$11,606	$22,535	$(11)	$(27,918)	$22,534

(1)	Includes net income attributable to LP Units, GP Units, Redeemable/Exchangeable Partnership Units, Special LP Units and Exchange LP Units.

(2)	Includes the operating partnership, Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, and BPY Bermuda Holdings II Limited.

(3)
Includes BPY Bermuda Holdings IV Limited and BPY Bermuda Holdings V Limited, which serve as guarantors for BPO but not BOP Split, net of intercompany balances and transactions with other holding entities.

(4)	Includes elimination of intercompany transactions and balances necessary to present the partnership on a consolidated basis.

(US$ Millions) As of Dec. 31, 2017	Brookfield Property Partners L.P.	BOP Split	BPO	Holding entities(2)	Additional holding entities and eliminations(3)	Consolidating adjustments(4)	Brookfield Property Partners L.P consolidated
Current assets	$—	$93	$91	$3,019	$24	$(748)	$2,479
Non-current assets	8,190	13,310	21,234	28,194	1,532	7,975	80,435
Assets held for sale	—	—	—	—	—	1,433	1,433
Current liabilities	—	544	5,518	1,186	845	2,420	10,513
Non-current liabilities	—	4,695	1,726	7,841	743	22,389	37,394
Liabilities associated with assets held for sale	—	—	—	—	—	1,316	1,316
Equity attributable to interests of others in operating subsidiaries and properties	—	—	2,284	—	—	10,654	12,938
Equity attributable to unitholders(1)	$8,190	$8,164	$11,797	$22,186	$(32)	$(28,119)	$22,186

(1)	Includes net income attributable to LP Units, GP Units, Redeemable/Exchangeable Partnership Units, Special LP Units and Exchange LP Units.

(2)	Includes the operating partnership, Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, and BPY Bermuda Holdings II Limited.

(3)
Includes BPY Bermuda Holdings IV Limited and BPY Bermuda Holdings V Limited, which serve as guarantors for BPO but not BOP Split, net of intercompany balances and transactions with other holding entities.

(4)	Includes elimination of intercompany transactions and balances necessary to present the partnership on a consolidated basis.

NOTE 34. SEGMENT INFORMATION

a)	Operating segments
IFRS 8, Operating Segments, requires operating segments to be determined based on internal reports that are regularly reviewed by the chief operating decision maker (“CODM”) for the purpose of allocating resources to the segment and to assessing its performance. These segments are independently and regularly reviewed and managed by the Chief Executive Officer, who is considered the CODM.

b)	Basis of measurement
The CODM measures and evaluates the performance of the partnership’s operating segments based on funds from operations (“FFO”). This performance metric does not have a standardized meaning prescribed by IFRS and therefore may differ from similar metrics used by other companies and organizations. Management believes that while not an IFRS measure, FFO is the most consistent metric to measure the partnership’s financial statements and for the purpose of allocating resources and assessing its performance.

The partnership defines FFO as follows:

FFO: net income, prior to fair value gains, net, depreciation and amortization of real estate assets, and income taxes less non-controlling interests of others in operating subsidiaries and properties share of these items. When determining FFO, the partnership also includes its proportionate share of the FFO of unconsolidated partnerships and joint ventures and associates.

c)	Reportable segment measures
The following summaries present certain financial information regarding the partnership’s operating segments for the three and six months ended June 30, 2018 and 2017:

(US$ Millions)	Total revenue(1)		FFO
Three months ended Jun. 30,	2018	2017	2018	2017
Core Office	$519	$530	$127	$148
Core Retail	—	—	117	119
Opportunistic	1,132	989	88	80
Corporate	—	—	(122)	(120)
Total	$1,651	$1,519	$210	$227

(1)
The partnership adopted IFRS 15, Revenues from Contracts with Customers, in 2018 using the modified retrospective method. The comparative information has not been restated and is reported under the accounting standards effective for those periods.

(US$ Millions)	Total revenue(1)		FFO
Six months ended Jun. 30,	2018	2017	2018	2017
Core Office	$1,051	$1,055	$260	$295
Core Retail	—	—	229	218
Opportunistic	2,219	1,992	192	149
Corporate	1	—	(243)	(233)
Total	$3,271	$3,047	$438	$429

(1)
The partnership adopted IFRS 15, Revenues from Contracts with Customers, in 2018 using the modified retrospective method. The comparative information has not been restated and is reported under the accounting standards effective for those periods.

The following summaries presents the detail of total revenue from the partnership’s operating segments for the three and six months ended June 30, 2018:

(US$ Millions)	Lease revenue	Other revenue from tenants	Hospitality revenue	Investment and other revenue	Total revenue
Three months ended Jun. 30, 2018
Core Office	$354	$126	$4	$35	$519
Core Retail	—	—	—	—	—
Opportunistic	560	90	472	10	1,132
Corporate	—	—	—	—	—
Total	$914	$216	$476	$45	$1,651

(US$ Millions)	Lease revenue	Other revenue from tenants	Hospitality revenue	Investment and other revenue	Total revenue
Six months ended Jun. 30, 2018
Core Office	$801	$179	$9	$62	$1,051
Core Retail	—	—	—	—	—
Opportunistic	1,079	168	949	23	2,219
Corporate	—	—	—	1	1
Total	$1,880	$347	$958	$86	$3,271

The following summary presents information about certain consolidated balance sheet items of the partnership, on a segmented basis, as of June 30, 2018 and December 31, 2017:

	Total assets		Total liabilities
(US$ Millions)	Jun. 30, 2018	Dec. 31, 2017	Jun. 30, 2018	Dec. 31, 2017
Core Office	$33,411	$33,795	$15,931	$16,791
Core Retail	8,723	8,844	—	—
Opportunistic	45,151	41,302	27,905	25,920
Corporate	686	406	7,673	6,512
Total	$87,971	$84,347	$51,509	$49,223

The following summary presents a reconciliation of FFO to net income for the three and six months ended June 30, 2018 and 2017:

	Three months ended Jun. 30,		Six months ended Jun. 30,
(US$ Millions)	2018	2017	2018	2017
FFO(1)	$210	$227	$438	$429
Depreciation and amortization of real estate assets	(66)	(58)	(131)	(115)
Fair value gains, net	770	454	1,387	378
Share of equity accounted income - non-FFO	84	(55)	85	66
Income tax expense	(146)	(78)	(86)	(236)
Non-controlling interests of others in operating subsidiaries and properties – non-FFO	(318)	(251)	(629)	(449)
Net income attributable to unitholders(2)	534	239	1,064	73
Non-controlling interests of others in operating subsidiaries and properties	517	425	1,010	778
Net income	$1,051	$664	$2,074	$851

(1)
FFO represents interests attributable to GP Units, LP Units, Exchange LP Units, Redeemable/Exchangeable Partnership Units and Special LP Units. The interests attributable to Exchange LP Units, Redeemable/Exchangeable Partnership Units and Special LP Units are presented as non-controlling interests in the consolidated statements of income.

(2)
Includes net income attributable to GP Units, LP Units, Exchange LP Units, Redeemable/Exchangeable Partnership Units and Special LP Units. The interests attributable to Exchange LP Units, Redeemable/Exchangeable Partnership Units and Special LP Units are presented as non-controlling interests in the consolidated statements of income.

NOTE 35. SUBSEQUENT EVENTS

On August 3, 2018, through a Brookfield Asset Management-sponsored real estate opportunity fund, acquired a 100% leasehold interest with a term of 99 years, in 666 Fifth Avenue, a 1.5 million square foot office condo building in the New York Metro area. The partnership has not completed its valuation of the assets acquired and liabilities assumed. As a result, the partnership is not able to provide the disclosure otherwise required under IFRS 3 in these financial statements.

On July 31, 2018, Brookfield Asset Management entered into a definitive agreement to acquire Forest City Realty Trust, Inc. (“Forest City”), under which a Brookfield real estate investment fund will acquire all of the outstanding shares of common stock of Forest City for $25.35 per share. The Forest City portfolio is comprised of a number of iconic assets across major gateway U.S. cities, including 6.3 million square feet of high-quality office space, 2.3 million square feet of premier life science assets, primarily in Cambridge, MA, 2.2 million square feet of retail space and 18,500 multifamily units, as well as five large-scale development projects in the New York Metro area, San Francisco and Washington, D.C. The transaction is expected to close in the fourth quarter of 2018. The transaction is expected to be accounted for as a business combination.

On July 26, 2018, common stockholders of GGP approved the proposed acquisition of GGP by the partnership, as well as all the other proposals voted upon at a special meeting. The partnership expects the acquisition to close in August 2018. The transaction is expected to be accounted for as a business combination.

On July 6, 2018, the partnership, through a Brookfield Asset Management-sponsored real estate opportunity fund, closed on the acquisition of two community malls of approximately 650,000 net leasable square feet in suburban Shanghai. The partnership has not completed its valuation of the assets acquired and liabilities assumed. As a result, the partnership is not able to provide the disclosure otherwise required under IFRS 3 in these financial statements.

                On July 6, 2018, the partnership sold 27.5% of its interest in a portfolio of operating and development assets in New York. The partnership retains control over and will continue to consolidate these assets after the sale. The interest was sold to the parent, which is currently in the process of syndicating its entire 27.5% equity interest to third-party investors.

                On July 3, 2018, a subsidiary of the partnership issued a medium term notes for C$300 million and a term of five years. The medium term notes will bear interest at 4.346% per annum, payable semi-annual.